

2002 ANNUAL REPORT

SANCHEZ™

Empowering The Financial World™

Canadian Innovation – Scotiabank Selects A Sanchez Solution Set

Thailand's Largest Retail Institution Goes World Class

Growing a Global Partnership with Amsterdam's International Financial Services Leader

About Sanchez

Sanchez Computer Associates Inc. (Nasdaq: SCAI) is a global leader in developing and marketing scalable and integrated software and services that provide banking, customer integration, brokerage, wealth management and outsourcing solutions to approximately 400 financial institutions in 21 countries. Sanchez solutions are designed to empower financial institutions to accelerate business transformation and achieve a competitive advantage by lowering operating costs, reducing technology risks and improving customer management.

Financial Highlights

(In thousands, except per share amounts)

For Years Ended December 31,	*2001*	*2000*
Revenues	$ 93,719	$ 74,500
Earnings (loss) before income taxes	5,559	(8,805)
Net earnings (loss)	3,879	(6,072)
Diluted earnings (loss) per share	$ 0.15	$ (0.24)
Weighted-average common and diluted shares outstanding	26,324	24,912

At Year Ended December 31,	*2001*	*2000*
Cash and cash equivalents	$ 40,955	$ 39,890
Working Capital	50,301	45,268
Total Assets	100,613	97,093
Long-term debt, including current portion	--	--
Shareholders' equity	60,130	55,352

46.0
59.7
74.5
93.7
93.0
1998 1999 2000 2001 2002
Revenues

0.29
0.20
(0.24)
0.15
0.15
1998 1999 2000 2001 2002
EPS

33.9
31.8
57.7
66.9
96.6
1998 1999 2000 2001 2002
Backlog

31.8
45.4
55.4
60.1
66.6
1998 1999 2000 2001 2002
Shareholders' Equity


ING
Contents
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2002 Annual Report

n 2002, Sanchez strengthened its position as a "go to" technology leader in financial services. The company engaged several clients in mission-critical, infrastructure projects in support of innovative business initiatives aimed at providing competitive advantages. Further, the company continued to broaden its banking and brokerage product solution set through acquisitions, and fortified its commitment to quality across all of its processes, products and services.

During the year, the company secured two of the largest and most significant contracts in its history – Scotiabank, Canada's largest international bank, and Krung Thai Bank, Thailand's largest retail institution. In addition, the company's outsourcing business saw MetLife Bank launch its direct bank and saw another significant U.S. financial services institution prepare to open its direct bank in 2003. All of these events helped build the company's backlog of business to a record $97 million at year-end 2002. This backlog provides visibility to approximately one-half of the company's revenue projection for 2003. Despite a soft market for discretionary information technology (IT) spending, which contributed to the company's flat, year-over-year revenues and net earnings, we met our adjusted annual revenue projection of $93 million, and exceeded our net earnings estimates by posting $3.9 million, or $0.15 per diluted share.

Banks continue to wrestle with the challenges of legacy IT infrastructure, including core system replacement, channel integration and CRM. While industry analysts project a flat to moderate increase in IT spending for 2003, Sanchez anticipates a trend among the world's institutions to apply budget toward strategic initiatives that transform their businesses.

To best position the company to capitalize on these new market opportunities, the company has organized into strategic business divisions. A member of the company's senior management team heads each division – banking solutions, wealth management, outsourcing and global services. Each division has individual profit and loss responsibilities and is responsible for advancing the company's role as the industry's leading "value innovator." Whether through products, methodologies, services, custom software enhancements or systems consulting engagements, each division is charged to lower our clients' ongoing operations and technology costs, reduce their technology risk, and improve their cross-channel customer management.

This change provides additional focus for all of our products and services and helps the company to pursue new, or previously under-served revenue opportunities. In addition, the divisions allow the company to become more nimble and respond more quickly to a wider variety of client requirements and needs.

As institutions search for ways to lower risk, improve customer services, lower costs or launch new business propositions, their efforts increasingly contain weighty technology requirements or burdensome costs, which force institutions to consider the help of outside providers. When this occurs, our company wants the world's largest financial institutions to view Sanchez as the premier quality provider of IT products and services. We want to replace the static and costly version of a financial institution's internal IT development shop with the streamlined processes, cost-effective services and proven products associated with a Sanchez solution. Today, many internal IT departments are in maintenance mode – caretakers of outdated legacy operating environments. They are not equipped to provide the same multi-layered, global inventory of financial technology, or the depth of transaction processing expertise as Sanchez.

According to TowerGroup, an industry research firm, institutions will spend more than $100 billion on business process outsourcing during the next five years – the type of outsourcing which causes a sea change in the way institutions conduct business. For example, ING's Postbank in the Netherlands, a featured client in this report, is launching an innovative outsourcing initiative designed to reduce technology costs and risk. The effort consolidates the regional retail savings


SANCHEZ
VALUE
INNOVATION
2003

deposits of several ING banks into a single processing environment while maintaining the individual characteristics of each bank's brand. ING looked to Sanchez to provide the IT infrastructure to support this new business opportunity.

With better focus, comes better resource management and an even greater attention to quality. Last year, our software engineering group achieved a Level 3 rating of the Software Capability Maturity Model® developed by Carnegie Mellon University's Software Engineering Institute. The rating demonstrates the company's commitment to pursue high quality in its engineering processes.

Further, Sanchez Data Systems Inc., our *outsourcing division, delivered superior* quality in 2002. The unit met 99.2 percent of its service level indicators for quality and timeliness, and hit a systems availability rating of 99.4 percent with the Sanchez Profile™ core banking application.

Our company provides mission-critical, enabling technologies to some of the most widely known institutions in financial services. As a result, we have an imperative to protect our clients' brands by delivering high-quality products and services and continuing with our zero-tolerance efforts toward defects. Our quality focus dramatically improved the company's client satisfaction metrics during 2002.

This type of continuing attention to quality supports our clients' efforts to become dominant providers in their own right. For example, DeepGreen Bank, also featured in this report, has become one of the leading online lenders in the U.S. Last year, with less than 100 total bank staff, DeepGreen originated more than $1 billion in home equity loans with the help of Sanchez's outsourcing and bank technology solutions. And it is difficult to ignore the success of ING DIRECT USA, which, in slightly more than two-and-a-half years after launch, now ranks among the 100 largest banks in the U.S. with more than $12 billion in assets and more than a million customers.

In 2003, the company will also increase its focus on productivity. Steps we took last year to automate and improve our internal development efforts will continue as we endeavor to become the industry's *most efficient provider of software, services,* development processes, technology tools and methods. Our customers will see the results with better and more predictable pricing on development projects and with faster responses and shorter development timeframes.

Enhancing productivity also helps the company broaden its bandwidth and increase its scale through the use of global resources. As more efficient and standard processes are implemented, it allows us to use labor from locations outside of the U.S. In turn, this should help lower our costs and improve the company's operating margins.

The company's emphasis on innovation, quality and productivity greatly enhances our value proposition as a global developer of financial technology solutions. This is particularly true for institutions looking to engage technology partners that offer the most efficient processes in addition to the leading technologies.

Sanchez has always played an innovator's role in the financial software and services industry. Our client list is filled with forward-looking institutions that have launched new business initiatives in efforts to separate and differentiate themselves from traditional thinking. We welcome challenge and embrace institutions that come to us with mission-critical issues that require innovative thinking and new deployment requirements. Our goal remains to be the most efficient technology execution and delivery partner in the business.



Joseph F. Waterman
President and
Chief Operating Officer



Todd A. Pittman
Chief Financial Officer

Frank R. Sanchez
Chief Executive Officer

Michael A. Sanchez
Chairman of the Board

FEBRUARY

Sanchez licensed Java-based customer relationship management (CRM) software developed by SEDONA® Corporation with the intent to integrate components of the technology with Sanchez's integrated banking platform.



Sanchez CRM™

MARCH

INVEST-BANK SA of Poland acquired a license for a Sanchez core banking solution to support a broad range of deposit and loan products. ComputerLand Poland SA, one of Sanchez's strategic solution partners, played an integral role in winning this new client.

ComputerLand®

APRIL

Goldfish Bank Limited of the United Kingdom, a joint venture of Centrica plc and Lloyds TSB, went live with a Sanchez solution utilizing Sanchez Profile to support multi-channel banking transactions.

MAY

MetLife Bank, the nationally chartered bank subsidiary of MetLife Inc., went live with a Sanchez e-PROFILE® outsourcing solution. The bank also licensed Sanchez Profile, Sanchez Xpress™, and Sanchez's two Web-based, front-end customer servicing applications, Webclient™ and WebCSR™.

JUNE

Paymap Inc., a subsidiary of First Data Corp., and a leading provider of innovative electronic payment solutions, successfully rolled out a Sanchez software solution to increase the capabilities of Paymap's high-volume consumer electronic mortgage payment system, which it operates daily on behalf of more than 40 banks.

PAYMAP®
A First Data Company

JULY



Scotiabank To Move Its Mortgage Group to a Sanchez Banking Solution

Scotiabank, one of North America's premier financial institutions, selected Sanchez's Line of Business Migration package to provide core mortgage processing, front-end interfaces and Web-enabled mortgage business integration for the bank's multiple retail delivery channels, which includes 1,100 domestic branches and four call centers.


Scotiabank™

OCTOBER

Sanchez opened a new European headquarters in Amsterdam. The new office is the foundation for European expansion, which includes a strategic focus for extending the company's services capabilities on the continent.

"Europe accounts for approximately 24 percent of Sanchez's revenue. Several of our largest clients are located there and our pipeline on the continent is strong. We feel very strongly that increased commitments from Sanchez to Europe will drive both customer satisfaction and new opportunities. While the office in Amsterdam is important, localizing staff and empowering people shows the real strength of our actions."



***Jim Goodwin**, President, Sanchez Global Services Division*

SEPTEMBER

Krung Thai Bank, Thailand's Largest Bank Selects Sanchez

Krung Thai Bank Pcl., Thailand's largest retail bank with more than 11 million accounts and 645 branches, selected the Sanchez Profile real-time banking solution to replace the bank's legacy operational systems.

OCTOBER

Sumitomo Mitsui Banking Corp. Streamlines LA & NYC Corporate Bank Operations with Sanchez

Sumitomo Mitsui Banking Corporation (SMBC), one of the world's five largest institutions, successfully migrated its Los Angeles, Calif., corporate banking customer and deposit operations to a Sanchez solution and merged the bank's Los Angeles and New York account database systems onto a Sanchez processing environment. Sanchez has now replaced legacy core processing components of SMBC's international corporate banking systems in New York, London, Brussels and Los Angeles

DECEMBER

Coast Capital Savings, which is Canada's second largest credit union, merged with Surrey Metro Savings in June 2002, and, after an extensive review of each credit union's processing platform, decided to consolidate operations onto the Sanchez Profile platform. As a result, Coast Capital signed a license expansion to accommodate the increased account scope.


SANCHEZ

OCTOBER

Sanchez Software Engineering Achieves CMM Quality Rating



Sanchez's Software Engineering Group achieved a Level 3 rating of the Software Capability Maturity Model® (CMM) developed by Carnegie Mellon University's Software Engineering Institute.

The CMM Level 3 rating is indicative of an organization's commitment to pursue an organized and managed approach to software development, and reflects a software engineering process that is rigorous in its quality control practices.

"Our CMM achievement sets Sanchez apart from competitors. The fact that we completed the CMM process in 15 months is testament to the quality-focused culture firmly in place at Sanchez."

***Michael Harris**, President, Sanchez Banking Solutions Division*

Sanchez Expands Into Global Wealth Management Business

Growth of Mass Affluent Marketplace Expected to Drive Banking & Brokerage Integration in Financial Services

To capitalize on the growing synergies between banking and brokerage on a global basis, Sanchez acquired Spectra Securities Software of Toronto, Canada, on July 3, 2002. Sanchez paid $25.7 million in cash and 583,813 shares of Sanchez common stock with a value of approximately $2.9 million.

For the second half of Sanchez's fiscal year, which ended Dec. 31, 2002, the acquired wealth management division contributed revenues of approximately $7.7 million and operating earnings of approximately $695,000.

The wealth management solution, now marketed as Sanchez Wealthware™, is a suite of full-functioned, multi-channel wealth management applications that satisfies the real-time, straight through processing requirements of brokers, bankers, financial planners and insurance agents. The product line includes order management for equities, options, fixed-income and mutual fund securities, and wrap account processing. AIMR-compliant portfolio management, financial planning, market data and data aggregation applications round out the solution. Large financial institutions in the United States, Canada and Australia have licensed the products. Clients include TD Waterhouse, Canadian Imperial Bank of Commerce, Deutsche Bank Securities, National Bank Financial and BMO Nesbitt Burns.

"As the wealth management division grows, we will leverage the strength of the company's brand, its professional services, outsourcing operations, and its global reach. Our contribution will make Sanchez a much stronger technology provider with a broader capability."



John McLeod, President, Sanchez Wealth Management Division

The acquisition provided Sanchez with a comprehensive line of wealth management products, a proven management team,technology expertise and roster of international clients. By adding wealth management to its solutions list, Sanchez not only expanded the company's ability to cross-sell more products to a larger, global client base, but also supplied the company with the opportunity to combine banking and brokerage into a single, real-time integrated solution.

By combining the transactional aggregation capabilities of Sanchez's banking solutions with the straight through processing of the wealth management platform, Sanchez is one of the few vendors today that can support a T+1 (trade date plus one day) settlement cycle. This functional capability fulfills a market requirement to aggregate financial services and customer information across multiple delivery channels and provides a variety of transactions and services on a real-time basis. Sanchez believes this is the foundation on which the company can offer an enterprise-wide wealth management solution.


Wealth Management
Banking Solutions
Global Services
Outsourcing

Sanchez anticipates the demand for integrated banking and brokerage solutions to grow as institutions attempt to service a growing mass affluent marketplace. Celent Communications estimates the assets of North Americans considered mass affluent, i.e., individuals with $100,000 to $1 million in investable assets, will grow at a compounded annual growth rate of 40 percent through 2005. This growth will place more demands on financial service providers to supply more value-added services, better advice and easy and instant access to assets regardless of delivery channel.

CELENT REPORT:

Sanchez Ranks as Top Banking-Focused Wealth Management Solution Vendor

Sanchez was ranked as having the top banking-focused wealth management solution in Celent Communications "Ranking the Vendors of Wealth Management Technology 2002: Wealth Management Platforms" report published in October 2002. Sanchez's wealth management solution received high marks in all six evaluation categories, which included usability, market segment reach, customer relationship management, business management, market penetration and track record.



Scotiabank™

Scotiabank, Canada's most international bank, is among the world's 50 largest banks with approximately C$296 billion in assets and a business portfolio that includes a broad range of retail, commercial, corporate, investment and international banking services. The domestic business, which accounts for 45 percent of the bank's earnings, is Scotiabank's top-performing segment. It is also where innovation and execution have helped earned the bank industry-leading customer service ratings.

During the last several years, Canadian institutions have become much more competitive in their efforts to differentiate their roles as providers of comprehensive financial services. Scotiabank is meeting its domestic challenges by placing an even greater emphasis on managing expenses, by building and maintaining customer satisfaction and loyalty, and by offering new and better products and services. The goal? To deepen the bank's relationships with its more than seven million domestic customers.

With a growing demand for mortgages and mortgage-based products, this business line was among the first targeted for an upgrade by the bank. Complex, hard-coded legacy mortgage systems were not keeping pace with the demand of the business unit. Longer product development cycles

Scotiabank Moves Its Mortgage Processing to Sanchez

With "Room to Grow," New Platform Provides Scalable, Integrated Migration Path for Additional Business Lines

SOLD

Canadian Power Partner

When Scotiabank was evaluating a replacement solution for its C$52 billion mortgage account business, the bank made it clear to the financial software and services companies bidding for the business that a successful track record implementing mission critical banking systems in Canada was required.

Once the due diligence was completed, it was Datawest that stood front and center as the clear choice to provide the project's professional services. A leading provider of services and banking solutions in Canada, Datawest is a long-time Sanchez preferred services partner in the Canadian and international financial marketplaces.

Together, Datawest and Sanchez are leading the customization and implementation effort to upgrade Scotiabank's entire mortgage operation. Datawest has a skilled staff of project managers, engineers, programmers, implementation experts, trainers and quality assurance technicians – all experienced with Sanchez solutions. Datawest's demonstrated expertise on Sanchez's platform was a key factor in Scotiabank's selection of a Sanchez software solution.

"We believe Scotiabank has selected a talented team to provide it with its next-generation technology solution. As a team, Datawest and Sanchez have a proven track record in the delivery of innovative, cost-effective and operational applications. Our history of success in Canada gives us a competitive edge in this marketplace."

Darryl L. Yea, Chairman & CEO, Datawest Solutions Inc.

Datawest



made it difficult to bring innovative products to market quickly. Further, operational integration was a challenge as there was no way to leverage the legacy platform beyond its current use.

In 2002, the bank selected Sanchez to provide core mortgage processing, front-end interfaces and Web-enabled mortgage business integration for the bank's multiple retail delivery channels, which include approximately 1,000 domestic branches and four call centers.

Using a combination of core processing and Web-enabled products from Sanchez, including Sanchez Profile™, Sanchez Xpress™ and Sanchez WebCSR™, Scotiabank is now working to implement a new system for its mortgage line of business.

The Sanchez solution, however, goes beyond satisfying the bank's immediate need of the mortgage business unit. The combination of products has supplied the bank with a new, scalable and integrated infrastructure that offers processing solutions for multiple business lines.

In effect, Scotiabank has purchased a comprehensive solution that will allow the bank to migrate from multiple legacy platforms to a single, open, integrated environment that consolidates customer information across the entire institution. At the bank's convenience, it has the capability to embark on a controlled, manageable strategy to introduce new lines of business.

"Sanchez's software provides Scotiabank with much more than a point solution for mortgage processing. We're gaining a scalable and integrated infrastructure that gives us a migration path to update other business systems."

Peter Sweers, Senior Vice President System Development, Scotiabank (pictured at left)





Thailand's Largest Retail Institution Provides Leadership for National Economic Growth

From the mid-80s through the late-90s, Thailand experienced the highest economic growth rate in the world. However, conditions waned across Southeast Asia during the last few years and growth in the region today is at a premium. As Thailand's largest retail bank and one of the government's commercial banks, Krung Thai Bank Public Company Limited has strengthened its commitment to help stimulate the national economy by using the bank's leadership position in the financial sector to jump-start growth in communities across the country.

Helping refuel a national economy while securing its own growth would have numerous challenges. To succeed, Krung Thai Bank restructured its organization and began initiatives to grow its assets, reduce its costs, and increase its competitiveness.

To reach those goals, the following was certain – the bank would have to replace its legacy core banking systems with a new technology infrastructure. It needed a core banking system capable of providing customer and product integration across its entire enterprise. It required a system that could scale to accommodate the potential for tens of millions of accounts, support 24-hour banking, allow for the rapid development of new products, and help reduce the bank's operating costs.

Overall, a technology solution also would need to support the bank's focus of winning customer confidence – a key metric the bank knew would ultimately determine the success of the bank's growth initiatives.

After an exhaustive process that researched and evaluated bank system solutions from technology vendors and consultants around the world, Krung Thai Bank selected Sanchez's integrated banking platform to replace its legacy systems environment. In addition, the bank selected TN Information Systems Ltd., Sanchez's solution partner in Thailand, as the prime contractor and project manager.

When complete, the project will have converted more than 11 million accounts and will have integrated a central back-office with processing responsibilities for more than 645 branches and an expansive ATM network. The solution replaces the bank's existing core processing systems with a single, integrated, real-time transaction processing engine and a highly flexible, bank product manufacturing capability. The ability to create new products on demand and move them to market quickly is paramount to grow and increase the competitiveness of the bank's national branch network. To win customer confidence, the bank also will build and strengthen its customer-servicing capabilities by taking advantage of customer relationship management features inherent and pervasive throughout Sanchez's software.

The new integrated environment is also expected to reduce operational redundancies and lower the bank's costs as the expense and risk of supporting multiple back-office processing systems, disparate databases, and outdated technologies are collapsed and eliminated.

As the Sanchez solution replaces Krung Thai Bank's legacy platform, the bank expects to launch strategic business efforts that will propel growth for the bank and for the Thai economy.


Krung Thai

Implementing a new, world-class, ban
infrastructure supports a business str
customer confidence across an entire

The Thai Stalwart

T.N. Information Systems Opens Southeast Asian Opportunity for Sanchez Solutions

For more than 50 years, the T.N. Group has provided systems integration to business and government entities in Thailand. When Krung Thai Bank, Thailand's largest retail bank, went searching for a solution to replace its legacy banking environment, there was little doubt the T.N. Group would receive a call. Companies with proven track records of delivering cost-effective business solutions have a way of making it to the top of call lists.

During 2001, T.N. Information Systems (TNIS), the T.N. Group subsidiary focused on integration technologies, interviewed and evaluated several leading providers of global banking technologies. The goal? Find an integrated, real-time, core banking technology platform that provided superior customer servicing capabilities and had the ability to create financial products on demand and move them to market quickly across a national branch and ATM network.

Why? During the next decade, estimates reveal that Thailand's banking industry will undergo a business transformation and will require new technology infrastructures to support strategic plans for growth. TNIS wanted to partner with a leading bank software development company to approach the sector with the best possible solution. The first opportunity arose when Krung Thai Bank initiated a request for proposal.



In the summer of 2001, TNIS found Sanchez. After a thorough review process, the two companies formed a partnership to market and implement financial technology solutions in Thailand. Upon winning the business of Krung Thai Bank, the two companies are now in the midst of implementing the solution. TNIS provides project management, system infrastructure design, change management and business process reengineering. Sanchez is providing the core banking, branch automation and accounting software, and will augment TNIS consulting with implementation and customization services.

The project is the largest opportunity Sanchez has won in the Asian Pacific Rim and the company credits the leadership of TNIS for bringing together world-class technology, successful enterprise application design, integration, implementation and business consulting services to secure the contract.

> *"This partnership provides a unique and powerful assurance to Krung Thai Bank. Sanchez is a developer of world-class banking technologies for large financial institutions. TNIS provides a valuable blend of reputation, highly skilled resources and the management consulting expertise of a leading Thai services and technology integration company. This team will play a pivotal role in Thailand financial services for a very long time to come."*
>
> *Vigrom Chaisinthop*
> *TNIS Managing Director*

Bank

Building on Success, Sanchez Deepens Its Relationship with One of the World's Largest Financial Institutions

Operational Excellence

With deregulation reducing barriers between banking and insurance, Nationale-Nederlanden and NMB Postbank Group merged in 1991 to form the base of ING Group. It marked the first complete merger in Europe between an insurance company and a bank. Today, after a dozen years of international acquisitions and mergers, ING is one of the world's largest financial services providers with more than $722 billion in assets and operations in 60 countries.

As ING continues to grow, it has adopted an IT imperative – to implement cost-effective, world-class technologies that can reduce redundancies, improve performance and deliver an increasingly diverse mix of financial products and services to an ever-changing marketplace. On the retail banking side of ING's business, Sanchez has steadily expanded its technology partnership with several ING organizations to control costs, capitalize on integration synergies, support new products, and launch direct bank initiatives.

Sanchez's relationship with ING began in 1996 with a software license agreement signed with ING DIRECT Canada. In June 1997, ING signed a global licensing agreement for the Sanchez Profile™ core banking and transaction processing solution. In April 1997, ING DIRECT Canada became the first of several successful ING DIRECT bank launches deployed on a Sanchez banking solution. Today, ING DIRECT Canada has more than 600,000 customers and more than C$7.5 billion in assets.

The Sanchez success in Canada led to additional engagements with ING and its affiliates. Today, Sanchez provides the banking software solutions for ING DIRECT banks in Canada, Spain, Italy, France and the United States. In September 2002, ING DIRECT USA, believed to be the fastest growing direct bank in the U.S., announced it had surpassed 1 million customers and had more than $12 billion in assets.

In 1997, Sanchez expanded its partnership to provide integrated banking solutions to the more traditional ING institutions such as ING Bank Hungary. Today, Sanchez processes customer accounts for ING institutions in the Ukraine and in the Czech and Slovak Republics. Additional projects are currently under consideration for more countries in Europe.

ING Group's Global IT

& Efficiency

InterAdvies, born from a merger of three Dutch banks, also has implemented a Sanchez banking solution to support 18 product brands and a large branch and agent network. That success led to a Sanchez solution for ING's Postbank, one of the largest retail banks in the Netherlands. The bank required a flexible product manufacturing capability to create innovative deposit products and get them to market quickly in a campaign designed to increase the bank's account base.

Today, following on the successes with ING subsidiaries, larger opportunities are emerging. In a continuing effort to control costs, ING Group's Operations and Information Technology business unit has launched an initiative to create shared service centers of excellence throughout the organization. These centers will function as core bank processors and serve the vertical market interests of multiple ING institutions on a regional basis. Postbank is creating one of these service centers. Sanchez and Postbank are in the initial phases of a multi-year project, which will use Sanchez Profile as the integrated core banking and transaction processing system for the ING service centers.

In the fourth quarter of 2002, Sanchez opened an office in Amsterdam to better serve ING and other European clients.

In a little more than two-and-a-half years, ING DIRECT USA has grown to rank among the 100 largest banks in the United States with more than 1 million customers and more than $12 billion in assets.

"We are leading Americans back to saving by offering great deals on simple financial products. As we grow our value proposition, we will continue to create and improve efficiencies within our low-cost, high-volume model. And we will continue to rely on the Sanchez banking solution to propagate operational efficiencies."

Arkadi Kuhlmann
President & CEO, ING DIRECT USA

mperative



Improving Corporate Customer Satisfaction & Reducing Costs with Real-Time Solutions

A Global Banking Giant

A Sanchez / Sumitomo Mitsui Banking Corporation Success Story

When Sumitomo Bank and Sakura Bank merged in 2001, the event created one of world's largest banking institutions with more than $920 billion in assets. As with most large bank mergers, the result also created new challenges, particularly with customers and systems operating infrastructures. Led by a veteran management team, the new entity, Sumitomo Mitsui Banking Corporation (SMBC), began to tackle the challenges in earnest.

Quickly, the bank launched strategic initiatives aimed at enhancing the bank's earnings and building an integrated operation capable of supporting long-term growth. To fulfill its goals, the bank looked for technology solutions capable of creating efficiencies and supporting new business practices. As part of this effort, SMBC's international corporate banking group found a key technology partner in Sanchez.

Sanchez helped SMBC lower technology risk, reduce expenses and improve customer service by replacing legacy core processing components of the bank's international corporate banking systems. To date, SMBC has found success with Sanchez legacy replacement solutions in London, Brussels, and most recently, with the integration of the New York City and Los Angeles offices.

In each SMBC global corporate banking office, the bank provides international financing services primarily to Japanese industrial and services companies, but also to international companies that do business in Japan. Global corporate banking requires solutions with flexible product creation functions and a fast processing platform that can scale to support high transaction volumes in a real-time, multi-currency environment – features inherent in the Sanchez Profile™ solution.



The core Sanchez processing solution is connected to other specialized systems, such as those needed to electronically transfer and clear funds on a foreign and domestic basis. Together, the operation is seamless and allows the bank to provide corporations with quick transactional turnaround and accommodate change.

In addition, the integrated solution provides a real-time view of accounts and allows corporate customers to execute multiple transactions from several locations in multiple languages and in multiple currencies. All sessions interact in real time allowing a business customer to see a credited payment or a draw down on a corporate credit line – instantly.

The core processing solution provided by Sanchez is now an integral part of the bank's corporate banking operations. As SMBC continues to upgrade its operations in its remaining global offices, it is Sanchez's intent to capitalize on this success and continue to supply its proven technology to SMBC.

"Our corporate banking business has undergone a successful transformation. We have reduced our operating costs, expanded product functionality, and are providing higher levels of customer service. Sanchez and its integrated solution sets have played an integral role in this success story. We look forward to building this relationship."

Peter McCormick
CIO, Sumitomo Mitsui Banking Corp.

Pictured above, left to right: Information Systems Department members Peter McCormick, CIO; Domingo Navarrete, Vice President; and William Todd Rendo, Joint General Manager



The Color of Money for Online Banking

DeepGreen Bank

Provides Value, Speed and Convenience

Pictured above from left to right:
David Hadley, Chief Technology Officer;
Jerome J. Selitto, Chief Executive Officer; and
Michael E. Reding, Chief Operating Officer

"We are successful because we create value opportunities for customers with innovative products and services; we take advantage of the speed and convenience of the Internet; and we capitalize on cost-efficiencies. We can execute this model profitably with the help of Sanchez's outsourcing platform, which provides us with a service and operational infrastructure that supports our efforts across the entire online enterprise."

Jerome J. Selitto, CEO, DeepGreen Bank

Deepgreen® bank It takes its name from the color of money and depth in innovation, and after opening its doors just two-and-a-half years ago as an Internet-only financial institution, DeepGreen Bank is one of the leading online lenders in the United States. The bank's roaring success is an example of what can be achieved online when the focus is on the customer, the entire operation is integrated, and the delivery is quick and efficient.

Before launching in August 2000, the management team at DeepGreen Bank evaluated the state of online financial services. The team's assessment led to the conclusion that many institutions, in their rush to establish an Internet presence, had yet to fully understand what was required to capitalize on the opportunity presented by the channel. In addition, many institutions had yet to understand the needs for appropriate technology and operational infrastructure to support a profitable online business model.

To successfully link the various operational aspects of its model, DeepGreen Bank looked to Sanchez for a complete outsourcing solution. To support its plans, the bank required an integrated banking system that could operate intelligently within an architected virtual enterprise – features inherent in the Sanchez Profile™ banking system. In addition, the Sanchez e-PROFILE® outsourcing platform could leverage several best-in-class financial technology vendors and bank services providers and integrate them within a single processing and operational infrastructure. The decision to outsource both the servicing and bank operations infrastructure to Sanchez would help the bank maximize the efficiencies it calculated it would need to launch a successful online offering.

For DeepGreen Bank, its online success required a commitment to provide value, speed and convenience. Give customers what they need, when they ask for it; reduce frictional overhead by making it easy for customers to receive the offering; and then provide the product and services quickly and efficiently. The Sanchez solution provided the technology foundation that enabled the servicing component to "plug in" to the overall enterprise architecture.

DeepGreen Bank had automated an entire loan origination and decision process to deliver a product that found a waiting market within a few keystrokes. It was an auspicious start for a bank that would continue to build on its initial success – streamlining processes to provide time-strapped, creditworthy customers with financial services quickly and conveniently.

Since its launch, DeepGreen Bank has been aggressive with its business plans and has taken full advantage of Sanchez's outsourcing platform and the cost-effectiveness, speed and automation that makes the solution a successful match with the online channel. As a result, DeepGreen Bank's products, rates and services are always listed among the leaders in their categories. The bank recently pioneered programs that reduced online processes for home equity products allowing the bank to partner with mortgage brokers and originators and increase its position as one of the Internet's most successful lenders. In addition, highly flexible and high-yielding CD products enable the bank to remain competitive on a national scale and capture new deposits.

By all accounts, the innovative approach has paid off. Within a year after launch, DeepGreen Bank saw its home equity line of credit originations surpass $1 billion. Today, the bank has approximately $300 million in assets and continues to grow. The bank projects it will close $1.2 billion in home equity originations when it closes the books for 2002, all of which will have been accomplished with less than 100 employees.

BANK BPH BANK PBK

BPH PBK

Poland's Third Largest Bank Primed to Lead Financial Services Expansion

The Bank Has Set Its Sights on Winning the Country's Growing Affluent and Middle Market Business

The Polish banking market is among the most hotly contested and rapidly evolving in the world. Since the break-up of the government-owned banks more than a dozen years ago, Poland's banks are now among the largest in Central Europe, both in terms of their assets and their market capitalization. The growth of the Polish financial services market has caught the attention of the world's largest institutions, as several have made significant investments in Polish banks. The growth potential of the marketplace combined with foreign investment are now fueling unprecedented consolidation and spurring intense competition across the country's financial services landscape.

This consolidation and competition brought a new set of challenges to Poland's banks as legacy operations and technology infrastructures were not equipped to support new growth goals or meet the demands of a rapidly changing marketplace. As the leading third-party provider of integrated banking software to large financial institutions in Poland during the last decade, Sanchez has provided the technology platforms that have enabled several banks in that country to raise their competitiveness and advance new business and growth strategies. Perhaps the best example of this success is Bank Przemyslowo-Handlowy PBK SA (BPH PBK).

An international merger between Germany's HypoVereinsbank AG (HVB) and Bank Austria AG was the catalyst for one of the largest mergers in Polish banking history. In December 2001, the interests of Bank Przemyslowo-Handlowy SA, whose majority ownership was held by HVB, merged with Powszechny Bank Kredytowy SA w Warszawie, owned by Bank Austria. The result created the third largest bank in Poland – BPH PBK – today, a universal bank with more than 2.7 million customers and more than 500 bank delivery outlets, an advanced ATM network and direct banking capabilities.

Prior to the merger, both institutions already held competitive advantages in their respective markets. Both were Sanchez clients and had deployed Sanchez core banking platforms. Each bank had implemented a Sanchez solution by swapping out their legacy banking platforms for a world-class, integrated, core banking, customer and transaction processing infrastructure.

The Sanchez solution was approved as a joint IT system for the merged bank. The merger raised the performance requirements and Sanchez's software was now expected to perform on a much higher scale. The combined institution expected to increase its transactional volumes significantly as the bank gained more customers and account volumes grew.

> With the Sanchez solution, BPH PBK has a banking platform that will support the bank's efforts to deliver on its business plan, advance its competitiveness, and grow its profits. As we continue to integrate the bank's operations, we will meet synergy targets and improve our overall efficiency. We expect Sanchez's software to play a critical role in that success.

Alexander Picker, Member of the BPH PBK Management Board responsible for Integration, Operations & IT



BPH PBK Warsaw headquarters

The bank also wanted to create new efficiencies across the integrated back-office and looked to facilitate real-time operations where feasible. The software would have to enable a strong customer orientation across all delivery channels and allow for the tailored manufacturing of new products targeted at specific customer segments. Further, BPH PBK was now part of HVB Group and was a key partner in the group's "Bank of Regions in Europe" strategy, which meant the technology would also have to support commercial banking activity for domestic and international companies.

BPH PBK launched several new strategic business development efforts that included real estate and mortgage, international treasury, and brokerage. One particular initiative was to establish BPH PBK as the bank of choice for Poland's emerging affluent and middle class markets and to step up services for the country's small businesses.

To achieve its objectives, the bank will continue to use Sanchez technology and operational infrastructure solutions to support innovative initiatives with strengthening customer relationships, launching new product marketing and sales efforts, and establishing cost-effective, multi-channel, distribution capabilities.

As the Polish banking sector continues to consolidate and competition toughens, one thing is certain – BPH PBK is primed to compete among the country's leading financial institutions.

SELECTED FINANCIAL DATA

The statement of operations and balance sheet data presented below have been derived from the Company's audited consolidated financial statements. The unaudited backlog data is derived from the Company's contracted product, service and maintenance agreements as well as minimum processing commitments from the Company's outsourcing clients. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the notes thereto and other financial information appearing elsewhere in this Annual Report.

In thousands, except per share data	2002	2001	2000	1999	1998
Statement of Operations Data:					
Revenues	$ 93,018	$ 93,719	$ 74,500	$ 59,681	$ 46,018
Earnings (loss) before income taxes	5,543	5,559	(8,805)	7,440	10,763
Net earnings (loss)	3,874	3,879	(6,072)	5,171	7,034
Basic earnings (loss) per share	0.15	0.15	(0.24)	0.22	0.31
Diluted earnings (loss) per share	$ 0.15	$ 0.15	$ (0.24)	$ 0.20	$ 0.29
Weighted-average common shares outstanding	26,312	25,707	24,912	23,911	23,042
Weighted-average common and diluted shares outstanding	26,654	26,324	24,912	26,062	24,544
Balance Sheet Data:					
Cash and cash equivalents	$ 32,717	$ 40,955	$ 39,890	$ 25,404	$ 27,177
Working capital	29,804	50,301	45,268	35,541	27,090
Total assets	121,097	100,613	97,093	56,400	43,285
Long-term debt, including current portion				83	314
Total shareholders' equity	$ 66,546	$ 60,130	$ 55,352	$ 45,438	$ 31,772
Backlog:					
Products and services	$ 43,110	$ 25,908	$ 28,336	$ 6,207	$ 6,667
Maintenance	40,749	28,371	18,795	25,490	27,253
Minimum processing commitments	12,754	12,572	10,580	116	--
Total backlog	$ 96,613	$ 66,851	$ 57,711	$ 31,813	$ 33,920

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Sanchez Computer Associates Inc. (Sanchez or the Company) is publicly traded on the Nasdaq Stock Exchange under the symbol SCAI. The Company is a global leader in developing and marketing scalable and integrated software and services that provide banking, customer integration, brokerage, wealth management and outsourcing solutions to approximately 400 financial institutions in 21 countries. Sanchez corporate headquarters is located in Malvern, Pennsylvania. The Company's outsourcing data and operations service center, Sanchez Data Systems, Inc. (SDSI), is located in Seven Fields, Pennsylvania. On July 3, 2002, Sanchez completed an acquisition of Spectra Securities Software, Inc., of Toronto, Canada (Spectra or Wealth Management), a leading provider of comprehensive wealth management solutions. Spectra and its products now carry the Sanchez brand and operate as the Company's Wealth Management Division. That division remains located in Toronto, Canada. Sanchez also maintains services and sales offices in San Ramon, California; Sydney, Australia; New York, New York; Amsterdam, the Netherlands; Warsaw, Poland; Chester, the United Kingdom; and Singapore.

Beginning with the first quarter of 2003, Sanchez organized into divisions and initiated new segment reporting based on those divisions. Sanchez's divisional segments are Banking Solutions, Wealth Management, Outsourcing, and Global Services. Headed by senior management executives of the Company, each division has individual profit and loss responsibilities.

The Company's integrated banking platform empowers financial institutions to accelerate business transformation and achieve a competitive advantage by lowering operating costs, reducing technology risks and improving customer management. The banking platform products include: Sanchez Profile™, the highly flexible, multi-currency, multi-language, customer-centric, core banking and transaction processing application; Sanchez Xpress™, an enterprise customer and transaction management system, which empowers CRM and delivers business integration; Sanchez Webclient™, a Web-based, Internet customer front-end processor; Sanchez WebCSR™, a browser-based integrated customer servicing application that can be deployed across multiple retail delivery channels such as branches and call centers; and Sanchez CRM™, a Web-based customer relationship management system, which is currently available as a stand-alone application or integrated with Sanchez's banking platform.

SDSI also uses the Sanchez integrated banking platform as the basis for a complete outsourced direct banking solution under the Sanchez e-PROFILE® brand. The Sanchez e-PROFILE solution provides an integrated end-to-end operations and technology platform that enables financial services companies to offer comprehensive on-line financial services to their customers. At December 31, 2002, SDSI was processing accounts for 10 clients. In addition, at 2002 year-end, a significant U.S. financial services institution remained in implementation and intends to launch a direct bank on Sanchez's outsourcing platform during 2003.

Sanchez Wealthware™, an integrated wealth management platform, empowers financial institutions to effectively manage investor assets online and achieve a competitive advantage by lowering costs/improving Return on Investment (ROI), reducing technology risks and improving customer service. Sanchez Wealthware has multi-currency and multi-language capabilities, and can accommodate the wealth management requirements of financial service institutions with global transaction requirements. Sanchez Wealthware is available as separate modules and applications. Each module can be implemented individually or integrated for a customized, seamless wealth management solution. The Sanchez Wealthware modules and corresponding applications are Information Management, Investor Management, Order Management and Market Data Management.

For more information on the company's products and services, Sanchez maintains at Web site, which can be accessed at http://www.sanchez.com. In addition, the Company makes its Securities and Exchange Commission (SEC) filings available for download from its Web site.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in this report. We believe our most critical accounting policies, judgments and estimates include revenue recognition matters, determining the estimated lives of our processing contracts, determining if goodwill or intangible assets have been impaired, and determining our allowance for doubtful accounts.

For Sanchez's software license contracts, a determination needs to be made for each contract regarding whether the percentage-of-completion contract accounting method should be used to recognize revenue or whether revenue can be recognized when the software is delivered and all of the conditions of the American Institute of Certified Public Accountants, Statement of Position (SOP) 97-2, "Software Revenue Recognition," are met. Contract accounting is required if our services are essential to the arrangement. In many cases, our services are essential to the arrangement because they involve customization and interfaces, and our license fees are paid in stages based on the completion of defined service deliverables. As a result, we typically recognize revenue from these arrangements using SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", which generally results in recording revenue over a six to 18 month period of time. In other cases, our services are not essential, such as arrangements where an unrelated third party performs implementation services and the realization of our license fee is not dependent on the completion of such services. In these situations, we recognize license fees when persuasive evidence of an arrangement exists, the software is delivered, our fee is fixed or determinable and collection is probable, which generally results in recording revenue earlier than when contract accounting is used. The determination of whether our services are essential involves significant judgment and could have a material impact on our quarterly results of operations to the extent that significant new contracts are not accounted for using contract accounting.

Under the percentage-of-completion contract accounting method, the Company recognizes revenue from the entire arrangement based on the percentage of costs incurred related to the implementation and development services compared to the total cost of such services. Using the percentage-of-completion method requires management to make estimates about the future costs of services, which are subject to change for a variety of internal and external factors. A change in these estimates could result in a material adjustment to the amount of revenue recorded under an arrangement.

The Company's outsourced projects generate both product license revenues and implementation-related service revenues, which in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," are largely deferred during the implementation phase along with the related costs until the client begins processing its customer's accounts on the outsourced platform. Once a client "goes live," the deferred revenue and costs are amortized over the expected life of the processing arrangement. Until we have more historical experience related to the actual term of processing arrangements, we have determined that the expected life of the arrangements does not exceed their contractual term. As it becomes apparent that a client will renew its processing term, the expected life is extended prospectively. To date, the contract terms have ranged from one to three years. Should a client terminate early, all revenue and cost would be recognized as of the termination date, if the amount is determinable and collection probable, which could be significant. A change in the expected life of the contract could have a material impact on the timing of future revenue and margin recognized from the amortization of deferred implementation and license fees.

The Company has identified that its accounting policies regarding intangible assets and goodwill are critical to the Company's results of operations and financial position. At December 31, 2002, goodwill of $23.9 million and intangible assets of $8.5 million relate primarily to the Company's Wealth Management Division, which was acquired on July 3, 2002 from Spectra Securities Software, Inc. Goodwill impairment is assessed pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," and impairment of other intangible assets is assessed pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company determined that the carrying amounts of goodwill did not exceed their respective fair values and that there were no triggering events under SFAS No. 144. The Company is required to perform the goodwill impairment test at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, the Company uses various assumptions, including projections of future cash flows. Given the significance of goodwill and other intangible asset balances, an adverse change to the fair value could result in an impairment charge, which could be material to the Company's financial statements.

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The majority of the Company's receivables are due from financial service organizations located throughout the United States, Europe and Canada. From time to time, our clients dispute the amounts due to us and in other cases our clients experience financial difficulties and cannot pay on a timely basis. In certain instances, these factors ultimately result in uncollectable accounts. The determination of the appropriate reserve needed for uncollectable accounts involves significant judgment. A change in the factors used to evaluate collectability could result in a significant change in the reserve needed. Such factors include changes in the financial condition of our customer as a result of industry, economic or customer-specific factors, the ultimate settlement of disputes and, in certain cases, the decisions of third party arbitrators or courts.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated selected statement of operations data:

Dollars in thousands	Year Ended December 31, 2002	2001	2000
Revenues			
Products	$ 18,754	$ 23,958	$ 20,076
Services	32,207	33,928	27,294
Processing	19,164	14,883	8,259
Software maintenance fees and other	22,893	20,950	18,871
Total revenues	$ 93,018	$ 93,719	$ 74,500
Percentage relationship to total revenues			
Revenues			
Products	20.2%	25.5%	27.0%
Services	34.6	36.2	36.6
Processing	20.6	15.9	11.1
Software maintenance fees and other	24.6	22.4	25.3
Total revenues	100.0	100.0	100.0
Operating expenses			
Product development	17.2	18.3	30.6
Product support	6.1	5.4	5.9
Services	22.0	26.8	24.7
Processing	17.5	14.5	9.0
Sales and marketing	14.0	15.4	15.7
General, administrative and other	17.2	15.6	28.3
Restructuring charges	0.8	--	--
Total operating expenses	94.8	96.0	114.2
Earnings (loss) from operations	5.2	4.0	(14.2)
Interest income, net	1.0	1.9	2.4
Loss on investment	(0.4)	--	--
Foreign exchange	0.2	--	--
Earnings (loss) before income taxes	6.0	5.9	(11.8)
Income tax provision (benefit)	1.8	1.8	(3.9)
Net earnings (loss) before cumulative effect of change in accounting principle	4.2	4.1	(7.9)
Cumulative effect of change in accounting principle	--	--	(0.2)
Net earnings (loss)	4.2%	4.1%	(8.1)%

Highlights for 2002

For the year ended December 31, 2002, the Company generated approximately $93 million in revenue and posted net earnings of $3.9 million, or $0.15 per diluted share. The Company's backlog, including minimum processing contract obligations reached a record level of approximately $96.6 million at year-end 2002, including $31.1 million in net SAB No. 101 deferred revenue with a deferred margin balance of $11.3 million. Deferred revenue is part of the Company's future revenue stream and is included in the Company's backlog. This, along with the recurring revenue from processing, which is generated from Sanchez's outsourcing division, unrecognized license fees, and maintenance contracts, enhances the Company's visibility on future revenues. Sanchez's cash position at December 31, 2002 was $32.7 million. The Company generated cash flow from operations of approximately $19.8 million for the year ended December 31, 2002. The Company reduced its days sales outstanding (DSO) as of December 31, 2002, to 61 DSO, which is a significant improvement over the 99 DSO reported as of December 31, 2001. From the acquisition on July 3, 2002, through December 31, 2002, the Sanchez Wealth Management Division contributed approximately $7.7 million in revenue and $695,000 in operating earnings. In 2002, the Company also improved its processing margins to 15.0 percent from 8.8 percent recorded in 2001.

Additional highlights for the year included:

- Sanchez acquired Spectra Securities Software Inc., of Toronto, Canada, a leading provider of comprehensive wealth management solutions, for approximately $28.9 million in cash and common stock, net of cash acquired and including transaction costs.
- Scotiabank, one of North America's premier financial institutions, signed a software license agreement to utilize the Sanchez integrated banking platform to process its mortgage loan portfolio.
- Krung Thai Bank Pcl. (KTB), Thailand's largest retail bank with more than 11 million accounts and 645 branches, selected the Sanchez Profile banking solution to replace the bank's legacy operational systems.
- MetLife Bank, the nationally chartered bank subsidiary of MetLife Inc., went live with using a Sanchez e-PROFILE outsourcing solution. The bank also licensed Sanchez Profile, Sanchez Xpress, and Sanchez's two Web-based, front-end customer servicing applications, Sanchez Webclient and Sanchez WebCSR.

- Coast Capital Savings, which is Canada's second largest credit union, merged with Surrey Metro Savings in June 2002, and, after an extensive review of each credit union's processing platform, decided to consolidate operations onto the Sanchez Profile platform. As a result, Coast Capital signed a license expansion to accommodate the increased account scope.
- Under terms of the Company's long-standing global licensing agreement with ING Group N.V., Sanchez signed a license expansion for Sanchez Profile with ING's Postbank to facilitate new product offerings. Sanchez opened an office in Amsterdam to better serve ING and other European clients. Sanchez and Postbank are in the initial phases of a multi-year project, which will use Sanchez Profile as the integrated core banking and transaction processing system for ING service centers.
- The Company signed processing contract extensions with two of its clients — GMAC Bank and Lehman Brothers Bank FSB, the banking subsidiary of Lehman Brothers, a leading global investment bank. In addition, a significant U.S. financial services institution remains in implementation to launch a direct bank on Sanchez's outsourcing platform.
- Sumitomo Mitsui Banking Corporation (SMBC), the world's third largest banking corporation, successfully migrated its Los Angeles, California, corporate banking customer and deposit operations to a Sanchez banking solution and merged the bank's Los Angeles and New York account database systems into a single processing environment. Sanchez has now replaced legacy core processing components of SMBC's international corporate banking systems in New York, London, Brussels and Los Angeles as part of the bank's ongoing Global Integrated System (GIS) initiative begun in 1998.
- Invest-Bank SA of Poland acquired a license for a Sanchez core banking solution to support a broad range of deposit and loan products. ComputerLand SA, one of Sanchez's strategic solution partners, played an integral role in winning this new client.
- Goldfish Bank Limited of the United Kingdom, a joint venture of Centrica plc and Lloyds TSB, went live with a Sanchez solution utilizing Sanchez Profile to support multi-channel banking transactions.
- Paymap Inc., a subsidiary of First Data Corp., and a leading provider of innovative electronic payment solutions, successfully rolled out a Sanchez software solution to increase the capabilities of Paymap's high-volume, consumer electronic mortgage payment system, which it operates daily on behalf of more than 40 banks.
- Sanchez's Software Engineering Group achieved the Level 3 rating of the Software Capability Maturity Model® (CMM), developed by Carnegie Mellon University's Software Engineering Institute (SEI).
- Celent Communications ranked Sanchez as the top banking-focused wealth management solution vendor in its "Ranking the Vendors of Wealth Management Technology 2002: Wealth Management Platforms" report.
- Sanchez licensed Java-based customer relationship management (CRM) software developed by a third party, with the intent to integrate components of the technology with Sanchez's integrated banking platform.

2002 Compared to 2001

REVENUES

Total revenues decreased $701,000, or 0.7%, for the year ended December 31, 2002, as compared to the year ended December 31, 2001.

Product revenue decreased by $5.2 million, or 21.7%, from 2001 to 2002. The Company's newly acquired Wealth Management Division contributed $3.6 million to product revenues in 2002. The decrease in product revenue is primarily attributable to fewer client product initiatives and an increase in the net license revenue deferrals associated with SAB No. 101 in 2002.

Service revenues decreased $1.7 million, or 5.1%, from 2001 to 2002. Service revenues for the year ended December 31, 2002 included $3.2 million in revenue related to 1stWebbankdirect that had been previously deferred in accordance with SAB No. 101. The Company was able to recognize this revenue based upon the favorable arbitration ruling in respect to a dispute with 1stWebbankdirect. Also during 2002, the Company settled its outstanding receivable with an unannounced client previously disclosed in the Company's periodic filings with the SEC. As a result, the Company recognized approximately $2.9 million in service revenue in the third quarter, which was previously deferred pursuant to SAB No. 101. Wealth Management contributed $2.1 million to service revenues during 2002. The increases from Wealth Management and the two client settlements were offset by a decrease in service revenues of $9.9 million in the year ended December 31, 2002, as compared to same period in 2001, due to fewer clients in implementations in 2002 and extended accretion periods for several of our SAB No. 101 clients.

Processing revenues increased by $4.3 million, or 28.8%, in 2002, as compared to 2001. The overall increase is primarily attributable to the increase in the number of clients using the outsourcing solution and an increase in the number of accounts being processed on our outsourcing platform.

Software maintenance and other revenue increased by $1.9 million, or 9.3%, for the year ended December 31, 2002, as compared to the year ended December 31, 2001. Annual maintenance increases, maintenance on license expansions and an increase in reimbursables revenues in the year ended December 31, 2002 contributed to this increase. Revenues in 2001 included a one-time benefit from the settlement of a disputed maintenance charge with a former customer. The software maintenance and other revenue from Wealth Management contributed $1.9 million in 2002 and offset the effect of this one-time benefit in 2001.

OPERATING EXPENSES

Product development expenses decreased $1.2 million, or 6.8%, in 2002. This decrease is primarily attributable to the reduction in the use of third party subcontractors. Also contributing to the decrease was an increase in the net deferral, under SAB No. 101, of product development costs associated with certain clients who have purchased a license and were in the process of implementing our outsourcing solution. In addition, the impact of the reduction in force reduced product development expenses in 2002. These expense reductions were partially offset by the impact of the Wealth Management acquisition in July.

Product support expenses increased by $601,000, or 11.9%, for the year ended December 31, 2002, as compared to the same period last year. This increase was primarily due to expenses from the newly acquired Wealth Management business offset by lower third party support fees, as the Company was able to provide more of the support with internal resources.

Service expenses decreased by $4.7 million, or 18.8%, during the year ended December 31, 2002, as compared to the same period in 2001. The decrease was primarily due to a significant reduction in the use of third party service providers. Service expenses in 2002 also included the recognition of $2.9 million in expenses related to 1stWebbankdirect that had been previously deferred in accordance with SAB 101. In addition, service expenses in 2002 included the recognition of $1.9 million in expenses related to the settlement of an outstanding receivable with an unannounced client, that had also been previously deferred in accordance with SAB No. 101. The gross margin relative to associated revenues was 36.6% for the year December 31, 2002, compared to 25.9% in the prior year. The improved margins realized are primarily a result of a significant reduction in the use of third party service providers, higher utilization rates of our internal resources, higher margins realized on a fixed price implementation project, as well as deferrals from SAB No. 101 of certain lower margin projects which will be accreted in future periods.

Processing expenses increased $2.7 million, or 20.0%, in 2002, as compared to 2001. This increase is in line with the corresponding processing revenue increase and is attributable to third-party processing fees and increased staffing. The processing gross margin was 15% during 2002, as compared to 8.8% during 2001. The 15% margin reflects the continued improvement in the processing operation along with continued growth in the number of accounts and clients using the outsourcing platform.

Sales and marketing expenses decreased by $1.3 million, or 9.4%, in 2002 compared to 2001 due to lower marketing and compensation costs. Also contributing to the decrease was a reduction in travel related expenses. These were partially offset by the new Wealth Management Division expenses.

General, administrative and other expenses increased by $1.4 million, or 9.6%, in 2002 compared to 2001, primarily due to an increase in bad debt expense of approximately $1.0 million and the addition of the Wealth Management Division expenses during the second half of 2002. These increases were partially offset by lower incentive compensation expense.

Restructuring charges during the year ended December 31, 2002, were incurred by the Company through a reduction in the Company's worldwide workforce of approximately 12% to improve operational efficiency and reduce operating expenses. The charges recorded in connection with these actions totaled approximately $752,000, which consisted primarily of severance related payments.

INTEREST INCOME

Interest income decreased $834,000 or 46%, in 2002 compared to 2001. This decrease is a result of lower interest rates being realized in 2002 and lower cash balances following the acquisition of Spectra in July 2002.

LOSS ON INVESTMENT

During 2002's fourth quarter, Profile Venture Partners Capital Fund I L.P. (PVP), a venture fund in which Sanchez has invested, was restructured. As part of the restructuring, Sanchez assumed the role of the fund's general partner and the Company's capital commitment to the fund was reduced from $10 million to $2 million, all of which has been contributed. In addition, during the year ended December 31, 2002, the Company determined the value of one of the investments in the fund was impaired. Accordingly, Sanchez recorded its pro-rata share of the loss. The Company recorded a loss on investments of approximately $393,000 to reflect the impact of the impairment and restructuring during the year.

INCOME TAX PROVISION

Taxes in 2002 were 30.1% of earnings before taxes, as compared to 30.2% for the year ended December 31, 2001. The Company's effective rate is lower than the statutory rate primarily due to the benefit derived from our extraterritorial income entity.

2001 Compared to 2000

REVENUES

Revenues increased $19.2 million, or 25.8%, in 2001, as each revenue category increased over 2000. The primary reasons for the increase were processing and service revenues.

Processing revenues increased $6.6 million in 2001, which represented an increase over 2000 of 80.2%. This increase is mainly due to the number of clients that had gone live on our outsourcing solution, as well as an increase in per account processing revenues due to the expanded services selected by our clients.

Service revenues increased $6.6 million in 2001, which represented an increase of 24.3% over 2000. Most of the service growth was attributable to the accretion of SAB No. 101 revenue from the clients that went live on the outsourcing solution in 2001 and service revenues associated with implementation support in our software application business.

Product revenues increased $3.9 million, or 19.3% for the year ended December 31, 2001 when compared to the same period in 2000. This increase is primarily attributable to license recognition from implementing clients in the U.S./Caribbean market and license expansion for existing clients.

Software maintenance and other revenues increased $2.1 million, or 11.0%, for the year ended December 31, 2001, as a result of an increase in the Company's supported client base and a one-time settlement reached with a former customer pertaining to disputed maintenance charges partially offset by a decrease in reimbursable expenses.

OPERATING EXPENSES

Product development expenses decreased $5.6 million, or 24.6%, in 2001. This decrease is primarily attributable to the creation of a product management group that includes a number of employees previously assigned to the development function. This newly created organization, a portion of which is allocated to sales and marketing, is responsible for managing all facets of our individual product lines, managing product profitability and providing technical sales support to our internal and partner sales organizations. Also contributing to the decrease was the deferral, for the first time, of product expenses related to deferred SAB No. 101 product revenue and lower incentive compensation.

Product support expenses increased by $616,000, or 13.9%, for the year ended December 31, 2001, as compared to the same period last year. This increase was primarily due to costs required to support the larger converted client base.

Service expenses increased by $6.7 million, or 36.6%, during 2001, as compared to 2000. The increase was primarily due to the accreted expenses associated with the SAB No. 101 revenue. The gross margin relative to associated revenues was 25.9% for 2001, compared to 32.5% for 2000. The decrease in margin is primarily attributable to the lower margin on the accreted SAB No. 101 revenue and continued contribution by our third-party SDSI partners.

Processing expenses increased $6.8 million, or 101.6%, in 2001, as compared to 2000. This increase is attributable to third-party processing fees and increased staffing. Although gross processing margin increased in the second half of 2001, the 8.8% full year margin compared to 18.5% during 2000 reflects the continued investment in the processing operation in anticipation of client account growth.

Sales and marketing expenses increased by $2.7 million, or 23.5%, due to the re-deployment of product development resources to sales and marketing and increased sales and sales support staff. In addition, the Company increased its level of external marketing expenditures in an effort to create a greater market awareness of the Company's multi-product offerings for the financial services industry. These increases were partially offset by lower consulting fees, third-party commissions and incentive compensation.

General, administrative and other expenses decreased by $6.5 million, or 30.7%, in 2001 primarily due to a decrease in consulting fees, lower incentive compensation, costs associated with the sale of third-party products and the write-off in 2000 of previously capitalized Initial Public Offering (IPO) costs related to the previously contemplated SDSI IPO.

INCOME TAX PROVISION

Taxes in 2001 were 30.2% of earnings before taxes, as compared to 33.0% for the year ended December 31, 2000. The decrease in rate was due to a better than expected benefit derived from our foreign sales corporation upon filing our 2000 tax return.

Liquidity and Capital Resources

Cash and cash equivalents were $32.7 million at December 31, 2002. Cash flows from operations for 2002 were $19.8 million, $4.9 million in 2001, and $10.1 million in 2000. The net cash provided by operating activities in 2002 was primarily due to a reduction in accounts receivable, and an increase in deferred revenue. The Company continues to expect a certain amount of variability in the payment timing for major contract milestones, which will impact cash flow from operations during any given period.

On July 3, 2002, the Company completed its acquisition of Spectra using $25.9 million cash reserves in addition to common stock. During the year the Company also used $2.7 million for investing activities related to the purchase of fixed assets and investment in the venture fund discussed below.

In April of 2001, the Company agreed to commit up to $10 million of capital contributions to a newly formed venture fund that invests in early stage technology companies. As of December 31, 2002, the Company has invested $2.0 million in the fund. This commitment has since been capped at the $2.0 million contributed and no future funding is anticipated toward this venture.

Financing activities contributed cash of $615,000 in 2002, primarily as a result of participation in the employee stock purchase plan.

In February 2003, the board of directors approved a stock repurchase program authorizing the Company to repurchase up to approximately 1.4 million shares, or 5 percent of Sanchez's common stock, on the open market or through negotiated transactions. No time limit has been placed on the duration of the stock repurchase program, and the timing of purchases will depend on market conditions. Repurchased shares will be accumulated by the Company and held in treasury. The purchases will be made with the Company's cash. As of March 21, 2003, the Company has not repurchased any shares under this new program.

The Company currently anticipates that cash generated from operations and existing cash balances will be sufficient to satisfy its operating and capital cash needs for the foreseeable future and at a minimum through the next year. On July 3, 2002, the Company secured a $20 million revolving line of credit. There have been no borrowings under this facility. Should the Company's business expand more rapidly than expected, the Company believes that additional capital, if necessary, would be available to fund such operating and capital requirements.

The Company has historically experienced, and can be expected to continue to experience, a certain degree of variability in its quarterly revenue, earnings and cash flow patterns. This variability is typically driven by significant events, which directly impact the recognition and billing of project related revenues. Examples of such events include the timing of new business contract closings and the initiation of product and service fee revenue recognition, one-time payments from existing clients relative to license expansion rights (required to process a greater number of customer accounts or expand the number of permitted users) and completion of implementation project roll outs and the related revenue recognition. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client projects, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter. Historically, the Company achieves its best operational results in the fourth quarter. This is often driven by the Company's ability to sell license expansions to existing clients and sign new license agreements in the fourth quarter. As a result, the Company typically experiences lower revenues and earnings in the first quarter when compared to the previous fourth quarter results. The Company believes that over the course of time the ongoing monthly revenue stream associated with the outsourcing operation will contribute toward more predictable quarter-to-quarter revenues.

The following table presents contracted obligations information (in thousands):

Contractual obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating leases	$ 5,566	$ 2,372	$ 2,664	$ 530	$ - -

Forward-looking Statements

Certain matters discussed in this Annual Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements concerning the Company's revenues, expenses and earnings, future operating and financial performance, growth rates, acquisition opportunities, and other similar forecasts and expectations. The words "anticipate," "estimate," "believe," "expect," "intend," "plan," "project" and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on operating budgets, forecasts, beliefs and assumptions of management and, as such, are subject to risks and uncertainties and are not guarantees of future performance. Actual outcomes could differ materially from those expressed in any such forward-looking statement due to a variety of factors in addition to those specifically identified herein. These factors include, without limitation, the timely and successful integration of new businesses and products of recently acquired companies and the risks associated with acquisitions, changes in or interpretations of tax laws, treaties, or regulations, governmental and public policy changes, business and economic conditions, currency fluctuations, challenges the Company may face as it expands its international operations, the development of the markets or new business areas that the Company is targeting, demand for products and services in the financial services industry, the extent to which the Internet will be used for financial services and products, the potentially adverse impact of consolidation in the financial services industry, timing of contracts and long sales cycles, competition among technology companies serving our industry, renewal of material contracts with clients, potential delays in, or cancellation of, the implementation of products and services, undetected software errors or failures found in new products, the potentially adverse effect of business interruptions beyond the Company's control, such as security breaches and future acts of terrorism, maintaining good relationships with key strategic partners, the Company's ability to attract, hire, and retain skilled and knowledgeable employees, success of the Company's business model, changes in and availability of capital requirements, the Company's ability to protect its intellectual property rights, and outcomes of pending and future litigation. In addition, the Company's operating results may fluctuate significantly and the Company may not be able to maintain historical growth rates or meet anticipated growth levels. The Company's stock price fluctuates and may continue to be volatile. The Company has investments in other companies which are inherently risky. These risks, as well as risks identified in the Company's other SEC filings and public announcements, may impact future results. The Company undertakes no duty to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk — The Company's exposure to market risk for changes in interest rates relate primarily to the Company's cash equivalents. The Company does not have any derivative financial instruments in its portfolio. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. The Company does not expect any material loss with respect to its cash equivalents.

Foreign Currency Risk — The Company does not use foreign exchange forward contracts. Substantially all of the Company's U.S. based operations contract in U.S. dollars. For the Company's foreign subsidiaries, the Company generally matches local currency revenues with local currency costs. The Company does have certain inter-company relationships that may create foreign exchange gains or losses.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 32,717	$ 40,955
Accounts receivable less allowances ($979—2002; $1,219—2001)	12,993	21,359
Contracts in process	4,851	1,757
Income tax refund receivable	1,619	1,265
Deferred income taxes	2,661	4,683
Prepaid and other current assets	2,812	1,537
Deferred expenses	8,343	10,598
Total current assets	65,996	82,154
Property and equipment		
Equipment	16,532	14,275
Furniture and fixtures	2,674	2,468
Leasehold improvements	3,148	3,086
	22,354	19,829
Accumulated depreciation and amortization	(16,826)	(12,582)
Net property and equipment	5,528	7,247
Goodwill	23,896	899
Deferred expenses	11,496	6,305
Amortizable intangibles, net	8,454	--
Deferred income taxes	2,895	801
Other non-current assets	2,832	3,207
Total assets	$ 121,097	$ 100,613
LIABILITIES		
Current liabilities		
Accounts payable	$ 3,771	$ 4,929
Accrued expenses	9,617	7,621
Deferred revenue	22,804	19,303
Total current liabilities	36,192	31,853
Deferred revenue	18,150	8,630
Minority interest	209	--
Total liabilities	54,551	40,483
Commitments and contingencies (Note 10)		
SHAREHOLDERS' EQUITY		
Common stock, stated value of $.01 per share, 75,000 shares authorized, 26,689 and 25,963 shares issued and outstanding as of December 31, 2002 and 2001, respectively.	267	259
Additional paid-in capital	48,794	45,170
Retained earnings	18,575	14,701
Cumulative translation adjustment	(1,090)	--
Total shareholders' equity	66,546	60,130
Total liabilities and shareholders' equity	$ 121,097	$ 100,613

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,		
	2002	2001	2000
Revenues			
Products	**$ 18,754**	$ 23,958	$ 20,076
Services	**32,207**	33,928	27,294
Processing	**19,164**	14,883	8,259
Software maintenance fees and other	**22,893**	20,950	18,871
Total revenues	**93,018**	93,719	74,500
Operating expenses			
Product development	**16,031**	17,194	22,808
Product support	**5,644**	5,043	4,427
Services	**20,428**	25,153	18,420
Processing	**16,294**	13,573	6,733
Sales and marketing	**13,056**	14,403	11,665
General, administrative and other	**16,012**	14,603	21,074
Restructuring charge	**752**	--	--
Total operating expenses	**88,217**	89,969	85,127
Earnings (loss) from operations	**4,801**	3,750	(10,627)
Interest income, net	**975**	1,809	1,822
Loss on investment	**(393)**	--	--
Foreign exchange	**160**	--	--
Earnings (loss) before income taxes	**5,543**	5,559	(8,805)
Income tax provision (benefit)	**1,669**	1,680	(2,906)
Net earnings (loss) before cumulative effect of change in accounting principle	**3,874**	3,879	(5,899)
Cumulative effect of change in accounting principle, net of tax	--	--	(173)
Net earnings (loss)	**$ 3,874**	$ 3,879	$ (6,072)
Basic earnings (loss) per average common share before cumulative effect of change in accounting principle	**$ 0.15**	$ 0.15	$ (0.24)
Diluted earnings (loss) per average common share before cumulative effect of change in accounting principle	**0.15**	0.15	(0.24)
Basic earnings (loss) per average common share	**0.15**	0.15	(0.24)
Diluted earnings (loss) per average common share	**$ 0.15**	$ 0.15	$ (0.24)
Weighted-average common shares outstanding	**26,312**	25,707	24,912
Weighted-average common and diluted shares outstanding	**26,654**	26,324	24,912

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net earnings (loss)	$ 3,874	$ 3,879	$ (6,072)
Adjustments to reconcile net earnings (loss) to cash provided (used) by operating activities			
Depreciation and amortization	5,175	4,700	4,157
Stock based compensation	45	--	2,786
Deferred income taxes	464	(1,205)	(4,075)
Equity in loss of venture fund	837	462	--
Provision for doubtful accounts receivable	1,138	100	790
Other	(110)	--	(2)
Cash provided (used) by changes in operating assets and liabilities net of effect of aquisition			
Accounts receivable	8,756	(3,553)	(6,132)
Contracts in process	(3,081)	684	786
Income taxes receivable/payable	326	3,314	1,519
Prepaid and other current assets	(722)	(108)	(242)
Accounts payable and accrued expenses	(3,649)	(2,202)	7,989
Deferred revenue	9,696	944	23,374
Deferred expense	(2,936)	(2,098)	(14,805)
Net cash provided by operating activities	19,813	4,917	10,073
Cash flows from investing activities			
Capital expenditures	(2,173)	(3,148)	(5,665)
Investments	(500)	(1,250)	(267)
Proceeds from sale of fixed assets	--	--	51
Cost of acquisitions, net of cash acquired	(25,917)	--	--
Net cash used in investing activities	(28,590)	(4,398)	(5,881)
Cash flows from financing activities			
Repayment of notes due on common stock purchases	--	--	92
Purchase of common stock for treasury	--	(1,006)	(2,023)
Principal payments under long-term notes	--	--	(83)
Proceeds from equity investments	--	--	6,000
Issuance of common stock	40	740	5,844
Proceeds from issuance of shares under the employee stock purchase plan	575	812	464
Net cash provided by financing activities	615	546	10,294
Effect of foreign exchange on cash	(76)	--	--
Net increase (decrease) in cash and cash equivalents	(8,238)	1,065	14,486
Cash and cash equivalents at beginning of year	40,955	39,890	25,404
Cash and cash equivalents at end of year	$ 32,717	$ 40,955	$ 39,890
Supplemental cash flow information			
Interest paid	$ --	$ --	$ 3
Income taxes paid	$ 772	$ 1,216	$ 597

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Common Stock		Treasury Stock	Additional Paid-in	Retained	Notes Due on Common Stock	Accumulated Other Comprehensive	
	Shares	Amount	Ammount	Capital	Earnings	Purchases	Income (Loss)	Total
Balances at December 31, 1999	24,357	$ 244		$ 28,392	$ 16,894	$ (92)		$ 45,438
Net loss					(6,072)			(6,072)
Purchase of common stock	(122)		$ (2,023)					(2,023)
Exercise of stock options and warrants	771	6	1,450	4,388				5,844
Tax benefit from stock options exercised				2,823				2,823
Stock-based compensation expense	182	2		2,784				2,786
Employee stock purchase plan	23		420	44				464
Stock option loan repayments						92		92
Equity investments				6,000				6,000
Balances at December 31, 2000	25,211	252	(153)	44,431	10,822	0		55,352
Net earnings					3,879			3,879
Exercise of stock options	115	1	153	586				740
Tax benefit from stock options exercised				353				353
Employee stock purchase plan	117	1		811				812
Exchange of subsidiary stock	520	5		(5)				0
Repurchase of subsidiary stock				(1,006)				(1,006)
Balances at December 31, 2001	25,963	259	0	45,170	14,701	0		60,130
Comprehensive income:								
Net earnings					3,874			
Cumulative translation adjustments							$ (1,090)	
Total comprehensive income								2,784
Exercise of stock options	16	1		39				40
Tax benefit from stock options exercised				7				7
Stock-based compensation expense	15			45				45
Employee stock purchase plan	111	1		574				575
Issuance of common stock for acquisitions	584	6		2,959				2,965
Balances at December 31, 2002	**26,689**	**$ 267**	**$ 0**	**$ 48,794**	**$ 18,575**	**$ 0**	**$ (1,090)**	**$ 66,546**

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

Sanchez Computer Associates Inc. is a global leader in developing and marketing scalable and integrated software and services that provide banking, customer integration, brokerage, wealth management and outsourcing solutions to approximately 400 financial institutions in 21 countries. Sanchez's corporate headquarters is located in Malvern, Pennsylvania. The Company's outsourcing data and operations service center is located in Seven Fields, Pennsylvania. Beginning with the first quarter of January 2003, Sanchez organized into divisions and initiated new segment reporting based on those divisions. Sanchez's divisional segments are Banking Solutions, Wealth Management, Outsourcing and Global Services. The Company's products include an integrated banking platform. The banking platform products include: Sanchez Profile, the highly flexible, multi-currency, multi-language, customer-centric, core banking and transaction processing application; Sanchez Xpress, an enterprise customer and transaction management system, which empowers CRM and delivers business integration; Sanchez Webclient, a Web-based, Internet customer front-end processor; Sanchez WebCSR, a browser-based integrated customer servicing application that can be deployed across multiple retail delivery channels such as branches and call centers; and Sanchez CRM, a Web-based customer relationship management system, available as a stand-alone application or integrated with Sanchez's banking platform. The Company's outsourcing offering is operated by Sanchez Data Systems, Inc. (SDSI), which uses the Sanchez integrated banking platform as the basis for a complete outsourced direct banking solution under the Sanchez e-PROFILE brand. The Sanchez e-PROFILE solution provides an integrated end-to-end operations and technology platform that enables financial services companies to offer comprehensive on-line financial services to their customers. The Company also offers Sanchez Wealthware, a group of integrated, full-functioned, multi-channel wealth management applications that satisfy the real-time, straight through processing requirements of brokers, bankers and insurance agents. The product includes application solutions for equities, options, fixed-income securities, mutual fund securities and wrap account processing.

(2) Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Management Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to continuously make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period. Actual results could differ from these estimates. The most significant estimates are the measurement of the percentage-of-completion for revenue recognition, estimated lives of processing relationships, the valuation of goodwill and intangibles and allowance for doubtful accounts.

Revenue Recognition—The Company generally recognizes product revenues, which include software license fees and product enhancement fees, using the percentage-of-completion method over a period of time that commences with the execution of the license agreement and ends with the completion of the enhancements or implementation. If the customer does not request enhancements and or implementation services, the Company generally recognizes the license fee from these products upon delivery, provided that the other undelivered services are not essential to the functionality of the software. The Company does not recognize any license fees unless persuasive evidence of an arrangement exists, the license amount is fixed and determinable and collectability is probable. The Company's software licensing agreements generally provide for a warranty period. If a warranty period is provided to a customer, the portion of the license fee associated with the warranty period is unbundled from the license fee and is recognized ratably over the warranty period.

Service revenues, which include client implementation and consulting fees, are typically recognized when the services are performed or on the percentage-of-completion method, depending on the contract terms. In accordance with SEC SAB No. 101 "Revenue Recognition in Financial Statements," revenue from implementation services and initial product licenses sold upfront for outsourced clients are recognized ratably over the expected term of the processing contract, ranging from 1 to 4 years. Implementation fees for SDSI clients that do not ultimately execute processing agreements are recognized in the period during which the project is terminated, the amount determinable and collection probable. Direct costs related to implementation services for SDSI clients are deferred and recognized ratably over the expected life of the processing arrangement or expensed as incurred, consistent with the related revenue recognition. Revenue from software maintenance contracts is recognized ratably over the term of the maintenance contract.

Effective January 1, 2002, the Company adopted Emerging Issues Task Force (EITF) Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred," which requires that customer reimbursements received for direct costs paid to third parties and related expenses be characterized as revenue. Comparative financial statements for 2001 and 2000 have been reclassified to provide consistent presentation. In accordance with EITF No. 01-14, the Company has presented customer reimbursement revenue and expenses of $5.4 million, $4.9 million and $6.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Also as a result of the adoption of EITF No. 01-14, the Company has presented deferred revenue and expense balances of $2.3 million and $1.8 million on its December 31, 2002 and 2001, balance sheets, respectively. Customer reimbursements primarily represent direct costs paid to third parties primarily for travel, postage and data communication costs. The adoption of EITF No. 01-14 did not impact the Company's financial position, operating income or net income.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose carrying amount approximates market value due to the short maturity of the investments. The Company maintains a centralized cash management program whereby its excess cash balances are invested in high quality short-term money market instruments. Cash balances in the Company's accounts may exceed federally insured limits.

Accounts Receivable—The majority of the Company's receivables are due from financial service organizations located throughout the United States, Europe and Canada. The Company determines the allowances based on a specific review of its accounts receivable. From time to time, our clients dispute the amounts due to us and in other cases our clients experience financial difficulties and cannot pay on a timely basis. In certain instances, these factors ultimately result in uncollectable accounts. The determination of the appropriate reserve needed for uncollectable accounts involves significant judgment. A change in the factors used to evaluate collectability could result in a significant change in the reserve need. Such factors include changes in the financial condition of our customers as a result of industry, economic or customer-specific factors, the ultimate settlement of disputes and, in certain cases, the decisions of third party arbitrators or courts.

Contracts in Process—Contracts in process represent revenues recognized in excess of amounts invoiced, primarily related to contracts accounted for using the percentage of completion method in the accompanying consolidated balance sheets.

Investments—The Company has certain investments in technology service firms which are accounted for on the cost method as the Company does not have significant influence over its investees. Through December 31, 2002, the Company has invested $2.0 million in a newly formed venture fund that invests in early stage technology companies. The Company accounts for its investment in the fund using the consolidation method whereby the Company includes the profits and losses, and balance sheet of the fund, and then records a minority interest to reduce the Company's interest due to outside limited partners.

Property and Equipment—Property and equipment is carried at cost, except for assets under capital leases, which are recorded at the present value of future lease payments. Expenditures for major renewals, improvements and betterments are capitalized and minor repairs and maintenance are charged to expense as incurred. When assets are sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss from such disposition is included in operations.

Depreciation and Amortization—Depreciation and amortization are provided over the estimated useful lives of the related assets using the straight-line method. Equipment and furniture and fixtures typically have useful lives of three and five years, respectively. The useful life of leasehold improvements is the lesser of the lease term or 5 years.

Capitalized Software Costs—Certain development costs of the Company's software products are capitalized subsequent to the establishment of technological feasibility and up to the time the product becomes available for general release. Amortization is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of four years is assigned to capitalized software development costs. All costs of software program maintenance are charged to expense as incurred.

There were no capitalized software costs during 2002, 2001 and 2000. Accumulated amortization was $2.7 million and $2.4 million as of December 31, 2002 and 2001, respectively. Amortization of capitalized software costs amounted to $315,000, $442,000 and $592,000 in 2002, 2001, and 2000, respectively. All capitalized software costs are written down to net realizable value when the carrying amount is in excess thereof. No write-downs were required for 2002, 2001 or 2000. At December 31, 2002 and 2001, the net capitalized software balance was $144,000 and $459,000, respectively and is included in other non-current assets.

Impairment of Long-Lived Assets—The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which requires that an impairment loss to write down long-lived assets, including intangible assets, to their fair value should be recorded when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Management believes that no long-lived assets were impaired as of December 31, 2002 and 2001.

Intangible Assets—Intangible assets consist of customer lists, acquired technology, and other assets which are primarily related to the acquisition of Spectra (Note 3), and are accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets".

Goodwill—Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets." Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. In accordance with the provisions of SFAS No. 142, the Company ceased the amortization of goodwill effective January 1, 2002. Prior to the adoption of SFAS No. 142, the Company amortized goodwill over 10 years. Amortization expense was $127,000 for each of the years ended December 31, 2001 and 2000.

The following table illustrates adjusted net earnings (loss) and basic and diluted earnings (loss) per share as if SFAS No. 142 was adopted as of January 1, 2001 (in thousands except per share amounts):

	For the year ended December 31,		
	2002	2001	2000
Net earnings (loss):			
Net earnings (loss)	**$ 3,874**	$ 3,879	$ (6,072)
Add: goodwill amortization, net of tax	--	89	85
Adjusted net earnings (loss)	**$ 3,874**	$ 3,968	$ (5,987)
Basic and diluted earnings (loss) per average common share:			
Reported	**$ 0.15**	$ 0.15	$ (0.24)
Goodwill amortization, net of tax	--	--	--
Adjusted basic and diluted earnings (loss) per average common share	**$ 0.15**	$ 0.15	$ (0.24)

At December 31, 2002, goodwill consists of $899,000 from the Company's acquisition of SDSI in 1999 and $23.0 million from the Company's acquisition of Spectra in July 2002 (Note 3). In accordance with the provisions of SFAS No. 142, the Company was required to perform a transitional goodwill impairment test by June 30, 2002. In addition, SFAS No. 142 requires that the Company perform an impairment test annually or more frequently if events or circumstances indicate that the value of goodwill might be impaired. The Company performs its annual impairment test as of September 30. No goodwill impairments were recorded as a result of the SFAS No. 142 transitional or annual impairment test.

When it is determined that the carrying value of goodwill may not be recoverable, measurement of any impairment will be based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in the current business model.

Deferred Revenue—Deferred revenues represent amounts collected from or invoiced to customers in excess of revenue recognized. Deferred revenues consist of prepaid maintenance and license milestone amounts which are typically expected to be recognized within one year. In addition, a substantial amount of the fees invoiced during the implementation phase related to our outsourcing customers are deferred, along with their associated costs, in accordance with SAB No. 101. These amounts are recognized over the expected life of the outsourcing relationship.

Comprehensive Income—Comprehensive income consists of net earnings, adjusted for other increases and decreases affecting stockholders' equity that are excluded from the determination of net earnings.

Income Taxes—The Company accounts for income taxes following the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires deferred tax assets or liabilities to be recognized for the estimated future tax effects of net operating loss and credit carryforwards as well as temporary differences between the financial reporting and tax basis of assets and liabilities based on the enacted tax law and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income. Additionally, the benefits of utilizing the Company's deferred tax assets are recognized to the extent management of the Company believes that it is more likely than not that the benefits will be realized in future periods.

Earnings Per Share—The Company follows SFAS No. 128, "Earnings per Share," which requires presentation of two amounts, basic and diluted earnings (loss) per share.

Basic earnings (loss) per share has been calculated as net earnings (loss) divided by weighted-average common shares outstanding, while diluted earnings (loss) per share has been computed as net earnings (loss) divided by weighted-average common and diluted shares outstanding which includes the dilutive effect of stock options.

The following table provides a reconciliation of weighted average common shares outstanding to weighted-average common and diluted shares outstanding (in thousands):

	Year ended December 31,		
	2002	2001	2000
Weighted-average shares outstanding	26,312	25,707	24,912
Dilutive effect of options	342	617	--
Total common and diluted shares	26,654	26,324	24,912

At December 31, 2002 and 2001, potentially dilutive common stock equivalents include options to purchase 6,093,707 and 4,050,795 shares of common stock, respectively. All potentially dilutive common stock equivalents were excluded from the calculation of net loss per share for the year ended December 31, 2000 as their effect was anti-dilutive as a result of the net loss incurred for the period.

Translation of Foreign Financial Statements—Assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rate as of the end of each reporting period. The income statement is translated at the average exchange rate for the period. Gains or losses from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity.

Stock-Based Compensation—The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations for stock options and other stock-based awards while disclosing pro forma net earnings (loss) and net earnings (loss) per share as if the fair value method had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock options plans been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, the Company's net income (loss) and basic and diluted net income (loss) per share would have been adjusted to the following pro forma amounts (in thousands, except per share amounts):

		Year Ended December 31,		
		2002	2001	2000
Net earnings (loss)	As reported	$ 3,874	$ 3,879	$ (6,072)
	Pro forma	(4,648)	(10)	(9,625)
Deduct: Total stock-based employee compensation expense determined under the fair-value based methods for all awards, net of tax		(8,522)	(3,889)	(3,553)
Basic earnings (loss) per share	As reported	0.15	0.15	(0.24)
	Pro forma	(0.17)	0.00	(0.39)
Diluted earnings (loss) per share	As reported	0.15	0.15	(0.24)
	Pro forma	(0.17)	0.00	(0.39)

Recent Accounting Pronouncements—In July 2002, the FASB issued SFAS No. 146 which addresses the financial accounting and reporting of expenses related to restructurings initiated after 2002, and applies to costs associated with an exit activity (including a restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under SFAS No. 146, a company will record a liability for a cost associated with an exit or disposal activity when the liability is incurred and can be measured at fair value. The provisions of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, which addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements.

The EITF recently reached a consensus on EITF Issue No. 00-21, which provides accounting guidance for customer solutions where delivery or performance of products, services and/or performance may occur at different points in time or over different periods of time. Companies are required to adopt this consensus for fiscal periods beginning after June 15, 2003. The Company believes the adoption of EITF Issue No. 00-21 will not have a material impact on the Company's financial position, results of operations, or liquidity.

Fair Value of Financial Instruments—The Company believes that the fair value of its financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximate fair value.

Reclassifications—Certain prior period amounts have been reclassified to conform to the current presentation.

(3) Acquisitions and Intangible Assets

Acquisitions

On July 3, 2002, Sanchez completed its acquisition, by way of a plan of arrangement (the Arrangement), of all of the outstanding common shares of Spectra, a leading provider of comprehensive wealth management solutions. Under the terms of the Arrangement, Sanchez acquired all of the common shares of Spectra and Eclipse VII Holdings Inc., an entity whose only asset of which was Spectra common shares, for approximately $25.9 million in cash net of cash acquired and including transaction costs, plus 583,813 shares of Sanchez common stock with a fair value of approximately $3.0 million. Leading up to the acquisition, the Company participated in arms length negotiations, performed due diligence, obtained a fairness opinion on the valuation of Spectra and used industry comparables to determine a purchase price. With the acquisition of Spectra, the Company has positioned itself to be able to provide a complete banking and brokerage platform that satisfies the industry's growing global requirements for an integrated banking and wealth management solution. The Company's results of operations for the year ended December 31, 2002 include the results of operations for Spectra from July 3, 2002, the date of acquisition, through December 31, 2002.

The purchase price for this acquisition was allocated as follows (in thousands):

Cash paid, net of cash acquired of $1,849	$ 25,159
Direct transaction costs	759
Fair value of stock issued	2,965
Liabilities assumed:	
Accounts payable and accruals	4,320
Deferred revenues	3,452
Total liabilities assumed	7,772
Total purchase price	36,655
Assets acquired:	
Accounts receivable	1,601
Prepaid expenses	642
Income tax refund receivable	344
Deferred income taxes	551
Property and equipment	344
Intangible assets	
Goodwill	23,827
Intangibles	9,346
Total assets acquired:	36,655

The following unaudited pro forma combined results of operations is provided for illustrative purposes only and assumes that the Spectra acquisition had occurred as of the beginning of the period presented. The following unaudited pro forma information for the years ended December 31, 2002 and December 31, 2001 should not be relied upon as necessarily being indicative of the historical results that would have been obtained if this acquisition had actually occurred during that period, nor the results that may be obtained in the future. Included in the pro forma results below for the years ended December 31, 2002 and 2001 are the effects of certain non-recurring items from the Spectra historical results. The non-recurring items include the write down of goodwill, restructuring charges and the write-off of certain long term investments totaling approximately $4.8 million in the year ended December 31, 2001 and approximately $400,000 for restructuring charges in 2002 (in thousands, except per share amounts):

	Year Ended December 31,	
	2002	2001
Pro forma revenues	**$ 101,172**	$ 102,564
Pro forma net earnings (loss)	**3,644**	(7,830)
Pro forma basic earnings (loss) per common share	**0.14**	(0.30)
Pro forma diluted earnings (loss) per common share	**0.13**	(0.30)

Intangible assets

Intangible assets are comprised of the following, at December 31, 2002 (in thousands):

	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer base	10 Years	$ 6,628	$ 331	$ 6,297
Intellectual property	10 Years	1,979	99	1,880
Other	2 Years	369	92	277
Total		$ 8,976	$ 522	$ 8,454

Amortization expense was $527,000 for the year ended December 31, 2002. Amortization expense for each of the five succeeding years is expected to be approximately $1.1 million per year.

(4) Restructuring charge

During the year ended December 31, 2002, the Company initiated restructuring actions by reducing its worldwide workforce by approximately 12% to improve operational efficiency and reduce operating expenses. Charges related to these restructuring actions were accrued in the quarter ended September 30, 2002, the same period that executive management committed to execute such actions.

Restructuring charges recorded in connection with these actions totaled approximately $752,000, which consisted primarily of severance related payments. Of these restructuring charges, approximately $670,000 was paid during the year ended December 31, 2002, and the remainder will be paid during the three month period ending March 31, 2003.

(5) Client Revenue Data and Concentration of Credit Risk

The following table summarizes the percentage of revenues from the Company's significant clients (listing those clients that exceed 10% in the applicable year):

	Year Ended December 31,		
Client	**2002**	2001	2000
A	**11%**	16%	*
B	*	10%	*
C	*	*	11%

* Less than 10%

At December 31, 2002 and 2001, the significant clients listed above accounted for $0 (or 0%) and $2.5 million (or 10%) of combined net accounts receivable and contracts in process, respectively. The Company does not require its customers to provide collateral relative to accounts receivable balances.

Revenue derived from customers in various geographic regions is as follows (in thousands):

	Year Ended December 31,		
	2002	2001	2000
U.S. and Caribbean	**$ 54,822**	$ 61,758	$ 41,272
Europe	**22,438**	26,880	25,948
Canada	**11,043**	3,736	4,362
Other	**4,715**	1,345	2,918
	$ 93,018	$ 93,719	$ 74,500

(6) Segments

The Company classifies its operations in three segments: Sanchez's software licensing business, the SDSI outsourcing business and its Wealth Management Division, which was created following the Company's acquisition of Spectra in July 2002 (see Note 3). The Company evaluates the performance of its segments and allocates resources to them accordingly. Beginning with the first quarter of 2003, the Company organized into divisions and will initiate segment reporting based on those divisions. Sanchez's new divisional segments are Banking Solutions, Wealth Management, Outsourcing and Global Services. It not practical at this time to restate segment data for prior periods to conform to the Company's new segment reporting. The tables below summarizes the Company's segments (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Revenues			
Sanchez	**$ 45,869**	$ 61,293	$ 53,530
SDSI	**45,896**	39,164	26,283
Wealth Management	**7,725**	--	--
Eliminations	**(6,472)**	(6,738)	(5,313)
Total	**93,018**	93,719	74,500
Earnings (loss) from operations			
Sanchez	**1,015**	8,228	4,807
SDSI	**3,091**	(4,478)	(15,434)
Wealth Management	**695**	--	--
Total	**$ 4,801**	$ 3,750	$ (10,627)

	December 31,	
	2002	2001
Total Assets		
Sanchez	**$ 97,438**	$ 84,940
SDSI	**41,000**	36,488
Wealth Management	**38,655**	--
Eliminations	**(55,996)**	(20,815)
Total	**$121,097**	$ 100,613

(7) Accrued Expenses

(in thousands)	Year Ended December 31,	
	2002	2001
Accrued compensation and related items	**$ 3,206**	$ 2,144
Accrued subcontractors	**514**	548
Other	**5,897**	4,929
Total	**$ 9,617**	$ 7,621

(8) Shareholders' Equity

The Board of Directors is authorized, subject to certain limitations and without Shareholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights and preferences of the shares in each series. No shares of preferred stock have been issued.

The 1995 Equity Compensation Plan provides for the issuance of a maximum of 9,360,000 shares of common stock upon the exercise of stock options, stock appreciation rights, and/or restricted stock awards. As of December 31, 2002, there are 1,468,900 shares available for future grant.

In May 1998, the Company's shareholders approved an Employee Stock Purchase Plan (ESPP). Under the ESPP, employees of the Company can purchase common stock through payroll deductions. A maximum of 600,000 shares are authorized for issuance under the ESPP. As of December 31, 2002, a total of 320,727 shares have been purchased under the ESPP.

The per share weighted-average fair value of stock options issued by the Company during 2002, 2001 and 2000 was $3.69, $4.96 and $8.66, respectively, on the date of grant using the Black-Scholes option-pricing model. The Company used the following weighted-average assumptions to determine the fair value of stock options granted: 2002—expected dividend yield of 0%, risk-free interest rate of 2.63% to 4.50%, expected volatility of 95%, and an average expected life of five years. 2001—expected dividend yield of 0%, risk-free interest rate of 3.97% to 4.99%, expected volatility of 75%, and an average expected life of five years. 2000—expected dividend yield of 0%, risk-free interest rate of 4.97% to 6.31%, expected volatility of 50%, and an average expected life of five years.

Generally, outstanding options vest over a two-to-four-year period after the date of grant and expire six to 10 years after the date of grant.

A summary of stock option activity is as follows:

	Year Ended December 31,					
	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**4,050,795**	**$ 10.20**	2,625,654	$ 12.14	2,876,035	$ 9.75
Options granted	**2,472,678**	**4.47**	1,774,835	7.70	727,200	16.94
Options exercised	**(16,140)**	**4.17**	(127,953)	7.05	(737,229)	5.84
Options cancelled	**(413,626)**	**12.28**	(221,741)	14.94	(240,352)	17.35
Outstanding at end of year	**6,093,707**	**$ 7.75**	4,050,795	$ 10.20	2,625,654	$ 12.14
Options exercisable	**2,887,703**		1,928,696		1,215,738	
Shares available for future grants	**1,468,900**		1,527,952		1,081,046	

The following summarizes information about the Company's stock options outstanding as of December 31, 2002:

Range of Exercise Prices	Options Outstanding: Number Outstanding as of 12/31/02	Options Outstanding: Weighted-Average Remaining Contractual Life	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable at 12/31/02	Options Exercisable: Weighted-Average Exercise Price
$ 0.835 to 6.740	2,652,184	5.80	$ 4.259	589,594	$ 2.528
6.875 to 8.690	2,009,095	4.71	7.681	1,053,875	7.758
9.844 to 13.313	861,710	2.79	10.575	832,544	10.569
15.563 to 19.094	447,784	4.40	15.634	299,033	15.633
31.625 to 42.375	122,934	3.76	35.802	112,657	35.883
$ 0.835 to $ 42.375	6,093,707	4.87	$ 7.753	2,887,703	$ 9.413

The Company entered into a consulting agreement effective November 8, 1999 under which the Company was required to pay a total of $3.3 million for consulting services, plus expenses. The services related to the development of the SDSI business, including designing a model to scale the business, analyzing and prioritizing target client segments and markets, analyzing the Company's pricing model and designing performance metrics and measurement processes, providing management support and vendor assessments and certain marketing and other business development services. The fee was payable in cash plus SDSI common stock. The number of shares to be issued was based on the initial public offering price of the SDSI common stock, however, SDSI's initial public offering was not consummated by November 1, 2000 and, as a result, the consultant exercised its right to require Sanchez to pay for the stock-based portion of the fee in shares of Sanchez common stock. Accordingly, in November 2000, the Company issued 181,483 shares of its common stock to the consultant with a fair value of $2.8 million. Total expenses under this agreement, including the cash portion, were allocated ratably to sales and marketing, product development and general and administrative expense based on the services performed under the agreement and the areas that benefited from the services.

In March 2000, the Company sold 108,590 shares of SDSI common stock for $27.62 per share to an accredited investor for cash of $3 million. In July 2000, the Company sold 108,980 shares of SDSI common stock to an SDSI customer for cash of $3 million, which represented the fair value of the stock based on cash transactions in the same class of stock with unrelated third-party financial investors. The Company also issued a warrant to the customer, which enabled the customer to purchase additional shares of SDSI common stock in the event of an SDSI public offering. There was no accounting for the warrant because there was no measurement date prior to an SDSI public offering. Under the terms of the stock purchase agreements with the investor and the customer, the parties had the right to require the Company to issue shares of common stock equal to the purchase price divided by the average market price of the Company's common stock for 15 days prior to the anniversary of the closing. The investor exercised their conversion rights in the first quarter of 2001 whereby the Company issued 285,827 shares of its common stock in exchange for all of the shares of SDSI common stock held by the parties. The customer exercised their conversion rights in the second quarter of 2001 whereby the Company issued 233,973 shares of its common stock in exchange for all of the shares of SDSI common stock held by the parties. None of the SDSI loss for the year ended December 31, 2000 was allocated to the minority stockholders because of their conversion rights.

(9) Income Taxes

The components of the income tax provision (benefit) are as follows (in thousands):

	Year Ended December 31, 2002	2001	2000
Current taxes			
Federal	$ 956	$ 3,053	$ 580
State	--	(31)	152
Foreign	249	(137)	437
	1,205	2,885	1,169
Deferred taxes	464	(1,205)	(4,075)
Total provision	$ 1,669	$ 1,680	$ (2,906)

The components of the earnings (loss) before income taxes are as follows:

	Year Ended December 31, 2002	2001	2000
Domestic	$ 4,936	$ 5,559	$ (8,805)
Foreign	607	--	--
Total	$ 5,543	$ 5,559	$ (8,805)

A reconciliation of the tax provision based on the federal statutory tax rate to the effective tax rate is as follows (in thousands):

	Year Ended December 31, 2002	2001	2000
Statutory tax provision (benefit)	$ 1,885	$ 1,890	$ (2,994)
State income taxes, net of federal income tax benefit	--	(20)	101
Foreign income taxes	42	(137)	437
EIE/Foreign sales corporation	(414)	(148)	(536)
Other, net	156	95	86
Total	$ 1,669	$ 1,680	$ (2,906)

The tax effects of loss carryforwards, credit carryforwards, and temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below exclusive of items for which there is a full valuation allowance, as described below (in thousands):

	December 31, 2002	2001
Deferred tax assets (liabilities)		
Accounts receivable allowances	$ 238	$ 443
Accrued liabilities	991	738
Deferred revenue	10,571	6,933
Deferred expenses	(6,746)	(4,972)
Capitalized software costs and intangibles	(49)	(82)
Net operating loss carryforward	551	2,424
Net deferred tax asset	$ 5,556	$ 5,484

At December 31, 2002, the Company has a U.S. federal net operating loss carryforward of $1.6 million, which is limited due to certain ownership changes which occurred in past three years. Additionally, the Company has net foreign deferred tax assets of approximately $4.6 million at December 31, 2002, which are comprised mainly of a net operating loss in Canada, for which a full valuation allowance is recorded. To the extent that these amounts are used to reduce future taxable income, such amounts will reduce goodwill. The Company also has net state deferred tax assets of approximately $1.6 million for which a full valuation allowance is recorded as of December 31, 2002 based on the Company's estimates about future state taxable income.

(10) Commitments and Contingencies

The Company leases office facilities subject to operating leases. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2002 are as follows (in thousands):

2003	$ 2,372
2004	1,356
2005	682
2006	626
2007	530
Thereafter	0
	$ 5,566

Rent expense for the years ended December 31, 2002 and 2001 and 2000 was approximately $2.9 million, $2.9 million, and $2.2 million, respectively.

During the year ended December 31, 2002, the Company prevailed in its arbitration claim with 1stWebbankdirect and was awarded $1.7 million. In February 2001, SDSI filed for arbitration in response to 1stWebbankdirect's October 2000, termination of its processing agreement in connection with the consolidation of its e-banking platforms. SDSI was seeking payment of all outstanding receivables from this customer. 1stWebbankdirect counterclaimed and was seeking a refund of the implementation fees they paid for the project. As a result of this settlement, the company recognized approximately $3.2 million in revenues and $2.9 million in cost, previously deferred in accordance with SAB No. 101 related to this client during year ended December 31, 2002.

Also during the year ended December 31, 2002, the Company settled an outstanding receivable dispute with an unannounced client that had been previously disclosed in the Company's periodic filings. As a result of this settlement, the Company recognized approximately $3.1 million in revenue and approximately $2.3 million in costs previously deferred in accordance with SAB No. 101 related to this client during the year ended December 31, 2002.

(11) Related Party Transactions

The Company entered into an agreement in 1999 with Devon Air Services, a charter airline company owned by Michael Sanchez, the Sanchez Chairman of the Board. During the years ending December 31, 2002, 2001 and 2000, the Company incurred expenses under this agreement of $120,000, $191,000 and $131,000, respectively.

On August 13, 2002, Mr. Michael Sanchez, the Company's Chairman of the Board, repaid two loans and interest in full that were previously outstanding with the Company. During 2001 and the first quarter of 2002, the Company had made two loans to Mr. Sanchez which totaled $1.1 million. Mr. Sanchez was personally liable for these loans, which were secured by collateral. The loans to Mr. Sanchez bore an interest at a rate of 3.58% per annum and 2.73% per annum. We were advised that Mr. Sanchez used a portion of the loan proceeds to partially repay certain indebtedness obtained for personal purposes and secured by his shares of Company stock. Mr. Sanchez's loans from the Company were ratified and approved by our board of directors, with Mr. Michael Sanchez and Mr. Frank Sanchez abstaining in such actions. Both loans were full recourse loans.

On July 3, 2002, in connection with the acquisition of Spectra the Company loaned Mr. John McLeod, President of the Company's Wealth Management Division, approximately $314,000. This loan is secured by the pledge of 100,000 shares of Sanchez common stock. The loan contains an interest rate as prescribed by the Canadian Customs and Revenue Agency (Base Rate). This rate shall be adjusted quarterly to the extent such Base Rate changes. At the time of the loan the Base Rate was 3%. The loan has a term of three years commencing July 3, 2002 with six semi-annual payments the first of which was due on January 3, 2003. In January 2003, Mr. McLeod made the first of his six semi-annual payments.

During 2001, the Company loaned $130,000 to Mr. Todd Pittman, the Company's Chief Financial Officer, for the purchase of Company stock. The three-year loan, for which Mr. Pittman is personally liable, is secured by the Company stock purchased by Mr. Pittman, and bears interest at a rate of 4.63% per annum. On September 30, 2002, Mr. Pittman repaid approximately $11,000 in principal and has a balance, including interest, of $120,279 as of December 31, 2002. In addition, Mr. Pittman made a payment of approximately $6,000 in February 2003.

In accordance with the Sarbanes-Oxley Act of 2002, the Company has adopted a policy not to grant any new loans or materially modify or extend any existing loans to officers or directors of the Company and the audit committee must review and approve any related party transactions involving SEC reporting officers.

(12) Profit Sharing Trust Plan

The Company maintains a Profit Sharing Trust Plan (the Plan) which permits eligible participating members to contribute up to 20% of their gross earnings. The Company will typically make a contribution equal to 100% of the first 3%, which an employee contributes, subject to a statutory cap, and may also make additional voluntary contributions. During the last five months of 2002, the Company temporarily reduced its contributions to 100% of the first 1.5% which an employee contributes. The Company expensed $584,000, $649,000, and $531,000 related to the Plan during the years ended December 31, 2002, 2001 and 2000, respectively.

(13) Revolving Line of Credit

On July 3, 2002, the Company secured a $20 million revolving line of credit. There have been no borrowings under this facility through December 31, 2002. Borrowings under the facility bear interest at either a Base Rate Option, defined as either the prime rate or a rate equal to one quarter of one percentage point above the Federal Funds Rate or the LIBOR Rate Option, defined as the LIBOR Rate plus 150 basis points. The revolving line of credit includes various financial and nonfinancial covenants and expires July 2, 2005.

(14) Quarterly Financial Information (Unaudited)

The following table presents the unaudited quarterly financial information for the years 2002 and 2001 (in thousands, except for per share data):

	2002 Quarter Ended				2001 Quarter Ended			
	Mar 31	**June 30**	**Sept 30**	**Dec 31**	Mar 31	June 30	Sept 30	Dec 31
Revenues	**$ 19,326**	**$ 22,332**	**$ 25,215**	**$ 26,145**	$ 22,490	$ 24,513	$ 24,850	$ 21,866
Earnings before income taxes	**325**	**343**	**1,723**	**3,152**	1,267	1,469	1,292	1,531
Net earnings	**218**	**230**	**1,314**	**2,112**	849	984	1,015	1,031
Basic earnings per share	**0.01**	**0.01**	**0.05**	**0.08**	0.03	0.04	0.04	0.04
Diluted earnings per share	**0.01**	**0.01**	**0.05**	**0.08**	0.03	0.04	0.04	0.04

Earnings per average common share calculations for each of the Company's quarters are based on the weighted-average number of shares outstanding in each quarter. Accordingly, the sum of the net earnings per share for each of the quarters in a fiscal year may not equal the actual year-to-date net earnings per average common share.

STATEMENT OF MANAGEMENT'S FINANCIAL RESPONSIBILITY

Management has prepared and is responsible for the integrity and objectivity of the consolidated financial statements and related financial information in this annual report. The statements are prepared in conformity with generally accepted accounting principles consistently applied. The financial statements reflect management's informed judgment and estimation as to the effect of the events and transactions that are accounted for or disclosed.

Management maintains a system of internal control. The system, which undergoes continual evaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data. In determining the extent of the system of internal control, management recognizes that the cost should not exceed the benefits derived. The evaluation of these factors requires estimates and judgment by management.

KPMG LLP was engaged to render an opinion as to whether management's financial statements present fairly, in all material aspects, Sanchez Computer Associates' Inc. financial condition and operating results in accordance with accounting principles generally accepted in the United States. The scope of their engagement included a review of the internal control systems, tests of the accounting records and other auditing procedures to the extent deemed necessary to render their opinion on the financial statements. Their report is presented herein.

The Board of Directors has appointed four of its non-employee members as an Audit Committee. The Committee meets periodically with management and the independent certified public accountants, who have free access to this Committee without management present, to discuss the results of their audit work and evaluation of the internal control structure and the quality of financial reporting.

Senior Vice President and Chief Financial Officer
Sanchez Computer Associates, Inc.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock has been listed on the National Market System of Nasdaq under the symbol "SCAI" since it began trading on November 14, 1996. The following table sets forth, on a per share basis for the periods shown, the range of high and low sales price of the Company's common stock as reported by Nasdaq.

As of March 21, 2003 the Company had outstanding 26,774,802 shares of common stock held by approximately 9,700 shareholders including beneficial owners of the common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding Preferred Stock. To date, the Company has not paid any cash dividends on its common stock and does not expect to declare or pay any cash dividend in the foreseeable future.

	High	Low
Fiscal Year 2001:		
First Quarter	$ 17.56	$ 6.75
Second Quarter	14.85	6.44
Third Quarter	15.42	7.00
Fourth Quarter	9.75	6.50
Fiscal Year 2002:		
First Quarter	8.83	5.25
Second Quarter	7.26	4.37
Third Quarter	4.52	1.80
Fourth Quarter	$ 4.08	$ 1.71

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sanchez Computer Associates, Inc.:

We have audited the accompanying consolidated balance sheet of Sanchez Computer Associates, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of earnings, shareholders' equity and other comprehensive income (loss), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Sanchez Computer Associates, Inc. and subsidiaries as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision and restatement described in Note 2 to the consolidated financial statements, in their report dated February 5, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanchez Computer Associates, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 and 2000 consolidated financial statements of Sanchez Computer Associates, Inc. and subsidiaries were audited by other auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate. In addition, as described in Note 2, the 2001 and 2000 consolidated financial statements were restated to record reimbursements received for out-of-pocket expenses incurred as revenue in accordance with Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." We audited the adjustments that were applied to restate the 2001 and 2000 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of Sanchez Computer Associates, Inc. and subsidiaries other than with the respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
February 6, 2003

The following report is a copy of a previously issued Arthur Andersen LLP (Andersen) Report, and the report has not been re-issued by Andersen. The prior period financial statements have been revised and restated. The Andersen report refers to the consolidated balance sheet as of December 31, 2000 and the consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1999, which are no longer included in the accompanying financial statements.

To Sanchez Computer Associates, Inc.:

We have audited the accompanying consolidated balance sheets of Sanchez Computer Associates, Inc. (a Pennsylvania corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanchez Computer Associates, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2000, the Company changed its method of recognizing revenue.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 5, 2002

Corporate Information

Board of Directors

Michael A. Sanchez
Chairman of the Board

Frank R. Sanchez
Chief Executive Officer

Joseph F. Waterman
President & Chief Operating Officer

Lawrence Chimerine
President
Radnor International Consulting, Inc.

William M. Fenimore Jr.
President of Fenimore and Associates

Frederick J. Gronbacher
Retired, former Chief Executive Officer
PNC Consumer Bank

Alex W. Hart
Chief Executive Officer
Hart and Associates

John D. Loewenberg
Managing Director
JDL Enterprises

Thomas C. Lynch
Senior Vice President,
The Staubach Company

James R. Stojak
Retired, former Executive Vice President
Citicorp Credit Services, Inc.

Gary C. Wendt
Chairman, Conseco Inc.

Executive Management

Michael A. Sanchez
Chairman of the Board

Frank R. Sanchez
Chief Executive Officer

Joseph F. Waterman
President & Chief Operating Officer

Todd A. Pittman
Chief Financial Officer and
Senior Vice President

James Goodwin
President, Sanchez Global
Services Division

Michael D. S. Harris
President, Sanchez Banking
Solutions Division

Richard Jefferson
Managing Director, Europe

John C. McLeod
President, Sanchez Wealth
Management Division

Eric Panepinto
President, Sanchez Data Systems, Inc.

Richard Phillimore
Senior Vice President &
Chief Marketing Officer

Daniel W. Sollis
Senior Vice President, Global Sales

Carl Sottosanti
Vice President & General Counsel

Annual Meeting of Shareholders

Thursday, May 22, 2003
2 p.m. Eastern time
The Desmond Hotel
& Conference Center
One Liberty Boulevard
Malvern, PA 19355

Form 10-K

A copy of the company's Form 10-K is available without charge. To obtain a copy, contact the Sanchez Investor Relations Dept. or visit the Sanchez Web site at www.sanchez.com.

Auditors

KPMG LLP
Philadelphia, PA

Transfer Agent and Registrar

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-851-9677

Investor Contact

Greg Ryan
Investor Relations Officer
40 Valley Stream Parkway
Malvern, PA 19355 USA
610-578-4252 - phone
610-296-7371 - fax
greg.ryan@sanchez.com, or
ir@sanchez.com

Annual Report Credits

Amanda Garber
Sanchez Annual Report Project Manager

art270
Graphic Design Agency

Special Notes

Registered trademarks are proprietary to their respective manufacturers.

Corporate Headquarters
Sanchez Computer Associates, Inc.
40 Valley Stream Parkway
Malvern, PA 19355 USA
Tel: 1-610-296-8877
Fax: 1-610-296-7371

E-mail: info@sanchez.com
Web: www.sanchez.com
Investor Relations: ir@sanchez.com

Other U.S. Offices
New York City
350 Seventh Avenue, 21st Floor
New York, NY 10001
Tel: 1-646-218-1600
Fax: 1-646-218-1661
E-mail: info@ca.sanchez.com

West Coast
111 Deerwood Road
Suite 200
San Ramon, CA 94583
Tel: 1-925-831-4865
Fax: 1-925-831-4864

Sanchez Data Systems Inc.
500 Chesterfield Parkway
Malvern, PA 19355
Tel: 1-484-595-4200
Fax: 1-484-595-4201

Operations Center
Seven Fields, PA
Tel: 1-724-779-2300
Fax: 1-724-779-2495

Sanchez European Headquarters
Tauro Business Centre
Teleportboulevard 110
1043 EJ Amsterdam
The Netherlands
Tel: 31-20-5849948
Fax: 31-20-5849947
E-mail: info@eu.sanchez.com

International Offices
Chester, United Kingdom
Murlain House
Union Street
Chester, United Kingdom CH1 1QP
Tel: 44-1244-347786
Fax: 44-1244-304377
E-mail: info@eu.sanchez.com

Singapore
30 Raffles Place
#23-00 Caltex House
Singapore 048622
Tel: 65-6233-6811
Fax: 65-6233-6906

Warsaw, Poland
ul. Lwowska 10 m.16
00-658 Warsaw, Poland
Tel: 48-22-625-4430
Fax: 48-22-625-3586
Web: www.sanchez.pl

Toronto, Canada
150 York Street, 7th Floor
Toronto, ON M5H 3S5
Tel: 1-416-368-7979
Fax: 1-416-368-7886
E-mail: info@ca.sanchez.com

Sydney, Australia
Tower 2 Darling Park Level 21
201 Sussex Street
Sydney NSW 2000, Australia
Tel: 61-2-9006-1332
Fax: 61-2-9006-1496
E-mail: info@au.sanchez.com